gaining momentum

The Laclede Group INC

Business Description

The Laclede Group, Inc. (NYSE: LG) is an exempt public utility holding company committed to providing reliable natural gas service through our regulated core utility operations while developing our presence in non-regulated activities that fit well and provide opportunities for sustainable growth. Our primary subsidiary – Laclede Gas Company – is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial, and industrial customers in St. Louis and surrounding counties of eastern Missouri. In January 2002, we acquired SM&P Utility Resources, Inc., one of the nation's major underground facilities locating and marking service businesses, performing more than 10 million locates annually. SM&P, headquartered in Carmel, Indiana, now is a wholly owned subsidiary of The Laclede Group.

Natural gas is a part of the daily lives of more than 630,000 Laclede Gas customers, including providing the heat that grills the food friends enjoy at outdoor gatherings.



HIGHLIGHTS

	2002	2001
Earnings and Dividends		
Net Income	**$ 22,316,000**	$ 30,385,000
Earnings Per Share of Common Stock	**$1.18**	$1.61
Dividends Per Share of Common Stock	**$1.34**	$1.34
Operating Revenues		
Regulated Gas Distribution	**$ 592,097,000**	$ 923,242,000
Non-Regulated Services	**94,116,000**	—
Non-Regulated Other	**69,026,000**	78,867,000
Total Operating Revenues	**$ 755,239,000**	$1,002,109,000
Utility Sales and Customers		
Therms Sold and Transported	**1,060,454,000**	1,118,660,000
Customers, End of Period	**629,000**	624,000
Shareholders		
Common Shareholders, End of Period	**7,458**	7,922
Employees, End of Period		
Laclede Gas Company	**1,948**	1,997
SM&P Utility Resources, Inc.	**2,005**	N/A



CONTENTS

To Our Shareholders and Employees



Douglas H. Yaeger
Chairman of the Board,
President and
Chief Executive Officer

Each year, this Report not only provides you, our key stakeholders, with a detailed review of your Company's results during the past fiscal year, but it also offers me the opportunity to bring you up-to-date on our plans, progress, and prospects.

As I have stated previously, we are in the midst of a transition, creating *an organization that is becoming more sharply focused and intent on managing* for results rather than relying on weather cycles and regulatory decisions.

The Laclede Group is more than just Laclede Gas Company and its regulated utility activities. Our holding company became operational October 1, 2001, giving us a more flexible platform on which to operate and grow our lines of business. The structure is simple: We have the regulated core operations on one side, and we have the non-regulated components on the other. The strategy we have developed and adopted is equally straightforward: We will stabilize and improve our core gas distribution business while adding a growth component to our enterprise.

Our core business is, of course, encompassed in Laclede Gas, a regulated utility that is the largest natural gas distribution company in Missouri, providing valuable, reliable service to more than 630,000 customers in the Missouri portion of the St. Louis metropolitan area and in several other counties in the southeastern area of the State. Our traditional utility market is primarily residential and commercial heating load, with natural gas the heating energy of choice for virtually all new homes in our service area. Overall, we have a heating market saturation of about 86%. As natural extensions of our core utility business, we are one of the largest service-area providers of gas appliance repair service work, and we also operate a merchandising business that sells gas appliances at the retail level.

The key elements of our core utility strategy are to stabilize utility earnings, to overcome weather volatility, and to resolve regulatory issues in a manner that allows us to focus on customer service and business results. To stabilize earnings, we need to manage the levers we can affect and minimize the variables we cannot affect.

The events of the past year provide a classic example of why we must move in this new direction. The Missouri Public Service Commission reversed several previous decisions and elected not to extend the utility's Gas Supply Incentive Plan, or GSIP, beyond the end of fiscal 2001. The GSIP had generated 29 cents per share during that year – and suddenly it was gone. Then, we endured a significant weather-related reduction in natural gas sales as a result of a fiscal 2002 heating season that was the fifth warmest on record – 22% warmer than in fiscal 2001 and 15% warmer than normal. Previously, we would have been able to offset some of the weather-related reductions in sales through earnings from the GSIP. However, in fiscal 2002, we had no opportunity to retain any earnings from savings resulting from our ability to reduce gas supply costs or from our ability to negotiate discounts from our interstate pipeline transporters.

continued on page 4

The Laclede Group


ORGANIZATIONAL STRUCTURE
The Laclede Group
REGULATED CORE UTILITY
NON-REGULATED GROWTH COMPONENT
gaining
momentum

New Identity Reinforces Direction, Initiatives

The Laclede Group, which became operational October 1, 2001, provides our enterprise with a more flexible platform on which to operate and grow our lines of business. As a holding company, it is the parent organization of our regulated core utility component – Laclede Gas Company – and of a non-regulated component we are developing to achieve sustainable growth in a measured and manageable manner. Our largest non-regulated activity is SM&P Utility Resources, one of the nation's major underground facilities locating and marking service businesses, which we acquired in January 2002.

Thus, those same external variables that we identified and set out to strategically address for the future drove fiscal 2002 results, which were $1.18 per share, significantly below the $1.61 per share we earned in fiscal 2001.

Yet, despite these disappointing results and during one of the most tumultuous years in our country's recent history – when the nation reeled from terrorism at home, the looming threat of war abroad, and a series of blows to investor confidence in the integrity of corporate America – your Company's stock held its own, ending the 2002 fiscal year priced essentially where it was a year prior.

We believe this is because you understand that your Company has a plan, and that the plan is working. We have clearly identified the challenges we face, we have established strategic approaches to address these complex and wide-ranging issues, and we have made good progress this year to resolve many of the most troublesome. The entire process of being able to manage our future will take time, but the actions we are taking are steadily gaining momentum and are beginning to have an impact.

Of significant importance for fiscal 2003 and beyond, we were able to positively impact not only *earnings levels* – through rates that more appropriately reflect our utility costs – but also the previously mentioned *earnings volatility* due to weather fluctuations – by designing and implementing an innovative rate structure that mitigates the significant impact weather volatility can have on our utility customers and our shareholders.

First, we achieved a $15 million rate increase that went into effect in December 2001, although the extreme warm weather of this past winter eroded much of its fiscal 2002 impact. Further, many important issues were left unresolved, so we initiated a second rate proceeding and ultimately achieved an additional rate increase designed to add $14 million annually to utility revenues, effective November 9, 2002. Thus, the rate level now in effect provides a closer match between revenues and our actual distribution costs, which reflect the operation and maintenance of our 15,000-mile distribution and storage system.

Of equal, but perhaps longer-term, significance, in this most recent proceeding we were able to stabilize two of the most volatile factors affecting our utility earnings: pension expense and weather.

1. The manner in which pension expense was treated for regulatory purposes tended to create significant fluctuations from year to year. We now have essentially locked in pension expense for the future, stabilizing our results by taking unexpected variations in pension expense out of the equation.
2. Weather drives our sales of heating energy, and significant fluctuations in the winter weather historically have resulted in earnings volatility. But for 2003 and beyond, we were able to effectively take the impact of winter weather fluctuations out of the revenue picture. We adopted a new and innovative approach, developing a unique method of structuring rates in

such a manner that Laclede Gas will have greater assurance of recovering its utility distribution costs, which are essentially fixed and which represent about one-third of a customer's total bill. Equally important, these new rates provide cost protection for our customers in periods of high usage due to colder-than-normal weather by essentially "capping" the recovery of our distribution costs from our customers at a level approved by the Missouri Public Service Commission. However, the total bill for individual customers will still change with usage as well as with movement in unregulated wholesale gas prices.

The volatility of wholesale gas prices that are established in a competitive, national marketplace also impacts both our shareholders and our customers. This year, we achieved steps to stabilize the effect on both.

First, we sought and obtained regulatory approval of an improved Purchased Gas Adjustment (PGA) clause that allows us to pass actual wholesale gas costs through to our customers on a more timely basis – four times a year, with the changes concentrated in the winter months when prices typically are most volatile. The new PGA also includes the costs – including carrying charges – of financial instruments we utilize in our procurement process.

Second, we aggressively, but prudently, used financial instruments to limit our customers' exposure to market price spikes by "hedging" against high wholesale price levels. Approximately 60% of our flowing gas supply for the current winter heating season is protected with financial instruments. We also have extensive storage capacity in-market and upstream that is sufficient to provide about one-third of our normal annual throughput and about 70% of our peak-day demand. Storage is a natural hedge against increased winter gas prices – because we buy the gas in warmer months when prices generally are lower – and lessens our exposure to supply disruptions.

We also are seeking to provide further means of assistance to our most vulnerable customers through a proposed new program – known as "Catch-Up/Keep-Up" – that would help low-income residents in the Laclede Gas service area reduce or eliminate the past-due amounts on their heating bills, thereby providing them with monthly payment amounts that are much more affordable.

The "Catch-Up/Keep-Up" Program would make available several million dollars each year to be administered by Dollar-Help, Inc. – one of the nation's most active and innovative fuel funds – with the assistance of area Community Action Program agencies, thereby avoiding the need to construct an additional, costly administrative process. Critical to the success of this unique program is the fact that funding would come from pipeline discounts that we are able to negotiate with our out-of-state transporters. The discounts provide enough money to have a significant impact on low-income customers, yet still ensure that all of our customers pay significantly less for pipeline transportation costs than what has been deemed just and reasonable by the Federal Energy Regulatory Commission.


STRATEGIC IMPERATIVES
REDUCE regulatory rate case dependence
ACHIEVE business enterprise improvements
EXPAND unregulated activities
ACHIEVE operating improvements
INSTITUTE new operating practices to achieve productivity improvements
ENHANCE management accountability, measures and rewards process

The Cheesecake Factory, a California-based specialty food store, recently opened a franchise at The Saint Louis Galleria, a large, upscale shopping center in St. Louis County. Included is an outdoor eating area heated by natural gas patio heaters.



Over time, the process of eliminating past-due balances also would reduce the utility's level of uncollectible accounts.

We first proposed this important program in July 2002, modified it in September, and, at this writing, we are awaiting Missouri Public Service Commission action.

The second part of our new strategic direction is to introduce a recognizable, non-regulated component to our business – and to do it in a way that will address the needs of both our shareholders and our customers. We seek measured growth that delivers solid financial results, embodies understandable and manageable risks, and is succinct, credible, and easily understood by the market and within our organization.

In January 2002, we purchased SM&P Utility Resources from NiSource Inc. for approximately $43 million. SM&P is one of the nation's largest underground facilities locating and marking service companies. SM&P met all our strategic selection criteria: It's the right size; it has earnings stability with revenues that are counter-seasonal to our core utility business; it's a logical, credible extension of our own skill sets; and it's expandable. To date, this acquisition has proven to be a good decision. Even during a national economic downturn and, in particular, a period that was especially challenging for the telecommunications sector – including some of SM&P's largest customers – earnings from SM&P, since acquisition, were accretive and accounted for approximately 8 cents per share in 2002.

The Laclede Group remains a solid, stable investment. We continue to work hard to further mitigate our earnings dependence on factors that are difficult or impossible to manage. We continue to work to further stabilize and improve the core business. We continue to be dedicated to further improvement and development at SM&P. And we continue to remain interested in a measured approach to growth opportunities.

Laclede is a solid company that remains focused on expanding its strengths and addressing areas that could use improvement. We are updating our employee appraisal and compensation programs with performance-based objectives – developing measurable department and individual objectives that are aligned with our overall business plan.

The Laclede Group also is committed to continuing the highest level of corporate integrity. We continue to review our organizational and internal policies in light of the recent laws and rules enacted by Congress, the New York Stock Exchange, and the Securities and Exchange Commission, and make changes where needed. On October 1, 2002, new Corporate Governance Guidelines adopted by our Board of Directors became effective. The Nominating Committee (now called the Corporate Governance Committee) and the Compensation Committee are, like the Audit Committee, totally comprised of independent directors. These matters are set forth in detail in our Proxy Statement, but I personally, the Board of Directors individually and as a whole, and the Company at large are committed to continuing to earn the trust you have demonstrated in us by allowing us to manage your Company.

Movement within our senior management ranks is detailed in the Management section of this Annual Report. However, I would be remiss if I did not note the October 1, 2002, retirement of Mr. Gerald T. McNeive, Jr., as Senior Vice President – Finance and General Counsel of The Laclede Group and Laclede Gas Company. We certainly will miss Jerry's countless contributions and leadership and wish him and his family the very best.

As a result of Mr. McNeive's retirement, the Board of Directors elected Mr. Barry C. Cooper to the position of Chief Financial Officer of The Laclede Group and Laclede Gas Company. Mr. Cooper, 43, previously was Vice President of Finance for GenAmerica Corporation of St. Louis. Before joining GenAmerica, he spent 14 years at KPMG Peat Marwick LLP in St. Louis. Mr. Cooper is a Certified Public Accountant and holds an MBA from Northwestern University. He comes to Laclede with an outstanding reputation for integrity and accountability.

The Board of Directors also has nominated an outstanding civic and business leader, Mr. Arnold W. Donald, for election to the Board at The Laclede Group's annual meeting on January 30, 2003. Mr. Donald is Chairman and Chief Executive Officer of Merisant Company, a global corporation based in St. Louis that manufactures and markets a number of leading tabletop sweetener products around the world, such as Equal® and Canderel®. Prior to assuming leadership of Merisant, Mr. Donald was a senior executive at Monsanto Company, which he joined in 1977.

Mr. Donald would succeed Mr. Andrew B. Craig III, who is retiring from the Board after serving with distinction since 1994. Mr. Craig, the former Chairman of the Board and Chief Executive Officer of Boatmen's Bancshares and former Chairman of NationsBank, is co-founder and Managing Director of RiverVest Venture Partners, a St. Louis-based venture capital firm focusing on early-stage life science investments. Mr. Craig served Laclede well, with wisdom and vision, and his counsel will be missed.

On behalf of the Board of Directors,



Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer
December 2, 2002



Our service area includes two of the fastest-growing counties in Missouri—St. Charles and Franklin counties. As development takes place, we extend our distribution system to serve the natural gas needs of our customers, like those in this Holly Hills subdivision in Washington, the county seat of Franklin County.

Laclede Gas Company serves a population of more than two million in eastern Missouri, including the City of St. Louis, St. Louis County, and parts of eight other counties.



Counties
St. Charles
St. Louis
St. Louis City
Franklin
Jefferson
Ste. Genevieve
St. Francois
Iron
Madison
Butler
N
ILLINOIS
MISSOURI

Upstream Pipeline Transportation Network



Unionville Storage
Mississippi River Transmission Corporation
Missouri Pipeline Company
Panhandle Eastern Pipe Line
Natural Gas Pipeline Company of America
CenterPoint Energy Gas Transmission Company
Trunkline Gas Company
Williams Gas Pipelines Central, Inc.
Gulf South Pipeline Company
GAS SUPPLY REGIONS

Laclede Gas



Laclede Gas Company

The largest natural gas distribution company in Missouri, Laclede Gas serves more than 630,000 residential, commercial, and industrial customers. The Company was formed in 1857 to light city streets, and while the electric light bulb has replaced most gas street lights, the allure of gas lights continues to enchant St. Louis area residents. This summer, Laclede Gas recreated "Gaslight Square," a local landmark 1960s entertainment district, during the Saint Louis Jazz Festival. Laclede Gas is a regulated public utility and a wholly owned subsidiary of The Laclede Group.

SM&P has a footprint that is logical for us to pursue, as well as giving us a significant business interest outside our traditional service area located only in Missouri.


MN
WI
MI
OH
IL
IN
KS
MO
OK
TX

SM&P UTILITY RESOURCES, INC.

Our mark is our word. Period.



SM&P Utility Resources

SM&P locates and marks the presence of underground facilities – natural gas, electric, water, cable TV, telecommunications, and fiber optic cable – so that construction work can be performed without damaging buried infrastructure. SM&P, one of the major locating and marking services in the nation, performs more than 10 million locates annually in a centrally located, multi-state service area. It became a wholly owned, non-regulated subsidiary of The Laclede Group in January 2002.

Fiscal 2002 in Review

GAINING MOMENTUM FOR GROWTH BUILT UPON A TRADITION OF EXCELLENCE

The Laclede Group, Inc. became operational on October 1, 2001, the first day of our 2002 fiscal year and 144 years after the formation of our original organization – The Laclede Gas Light Company – whose purpose was to light the streets of St. Louis, then a rough and rowdy river town. When natural gas was introduced into our service area, changing our market to one primarily consisting of residential and commercial heating, the Company's name was changed in 1950 to Laclede Gas Company.

Today, the new holding company, which continues to be traded under the familiar "LG" New York Stock Exchange ticker symbol, is the umbrella organization for our various subsidiary organizations, including our two primary subsidiaries: Laclede Gas Company and SM&P Utility Resources. Laclede Gas is the largest natural gas distribution utility in Missouri with more than 630,000 customers. SM&P Utility Resources, Inc., which The Laclede Group acquired in January 2002, is one of the nation's major underground facilities locating and marking service businesses, performing more than 10 million locates a year.

Our goal is to continue providing our investors with a solid overall return while we stabilize and improve the performance of our core utility, develop our non-regulated underground facilities locating business, and take a measured approach in the pursuit of additional growth opportunities.

Market and Book Value Per Share

at September 30


$25
$20
$15
$10
$5
.00
23.06
14.57
22.75
14.96
21.63
14.99
24.00
15.26
23.30
15.10
98
99
00
01
02
Market Value Per Share
Book Value Per Share

FINANCIAL RESULTS

Results for fiscal 2002 – the year ended September 30, 2002 – relate to The Laclede Group, while results for fiscal 2001 and prior years relate entirely to Laclede Gas Company. Therefore, The Laclede Group's consolidated financial results in fiscal 2001 would have been virtually identical to those reported for Laclede Gas.

Fiscal 2002 earnings were $1.18 per share, which were within our previously announced range but significantly below fiscal 2001 earnings of $1.61 per share. The difference is primarily the result of a weather-related reduction in natural gas sales by the Group's largest subsidiary, Laclede Gas Company, due to a fiscal 2002 heating season that was the fifth warmest on record – 22% warmer than in fiscal 2001 and 15% warmer than normal.

These effects on Group earnings were partially offset by a general rate increase implemented by Laclede Gas on December 1, 2001, and earnings from our newest subsidiary, SM&P Utility Resources. SM&P's earnings since acquisition were approximately 8 cents per share from activities that coincided with the construction season and were counter-seasonal to those of the gas utility.

In the past, we were able to offset some of the weather-related reductions in sales through earnings from the utility's Gas Supply Incentive Plan, or GSIP, an incentive-based sharing mechanism that, for five years, generated significant benefits for our shareholders and our customers. However, the Missouri Public Service Commission decided not to extend the GSIP, which had generated 29 cents per share in fiscal 2001 earnings. Thus, in fiscal 2002, we were not able to retain any earnings from savings resulting from our ability to reduce gas supply costs or from our ability to negotiate discounts from our interstate pipeline transporters.

The good news is that new gas rates, which became effective November 9, 2002, are designed to significantly mitigate the impact of weather on our utility revenue stream and will be in effect for most of the fiscal 2003 heating season. All of our distribution costs now will be recovered in the first rate block, in which sales are far less weather-sensitive than the second rate block, where a good portion of our distribution costs previously were expected to be recovered – but only if the weather was cold enough and customer usage large enough. As a result of the new rate structure, we anticipate far less weather-related variability on utility revenues and earnings in future years. Additionally, we continue to develop our SM&P subsidiary and produce revenues that are counter-seasonal to those of the gas utility.

In fiscal 2002, therms sold and transported to on-system utility customers were 921.2 million, a decrease of 152.5 million therms from last year. Off-system sales were 139.3 million therms, an increase of 94.3 million therms from last year. Overall, Laclede Gas delivered 1,060.5 million therms of gas in fiscal 2002 compared with 1,118.7 million therms in fiscal 2001.

For a detailed discussion of our financial performance, see Management's Discussion and Analysis in the Financial Review portion of this Annual Report.

REGULATORY MATTERS

After regulatory review that occupied a good deal of calendar 2001, Laclede Gas obtained approval from the Missouri Public Service Commission to implement new rates, effective December 1, 2001, that were designed to increase annual utility base rates by about $15 million. The settlement reached in this case also permitted Laclede Gas to continue to retain all income earned from sales made outside of its traditional service area and further provided for retention of all revenues derived from the release of available pipeline capacity. However, the extreme warm weather of the 2001-2002 heating season eroded much of the fiscal 2002 impact of these new rates, and the settlement itself left important issues unresolved.

Therefore, on January 25, 2002, Laclede Gas filed a second request for a general rate increase that would have increased the Company's annual revenues by $36.1 million to recover costs related to the operation of its gas distribution system. As part of this rate increase filing, the utility

Therms Sold and Transported

In Millions


1,500
1,200
900
600
300
0
560
265
191
105
531
251
188
56
495
233
188
119
608
284
182
45
502
245
174
139
98
99
00
01
02
Off-System
Transportation
Commercial & Industrial
(includes Interruptible)
Residential

STRATEGIC IMPERATIVE

Reduce Regulatory Rate Case Dependence Decrease the need to file for frequent rate increases. Control or reduce operating costs through innovation and improved processes. Develop regulatory mechanisms that permit appropriate recovery of operating costs, a fair return to shareholders and mitigate the impacts of uncontrollable factors such as weather and fluctuating wholesale gas prices on the Company and its customers.

Dividends and Earnings Per Share

at September 30


$2.00
$1.50
$1.00
$.50
.00
1.32
1.58
1.34
1.43
1.34
1.37
1.34
1.61
1.34
1.18
98
99
00
01
02
Dividends Per Share
Earnings Per Share

Fiscal 2002 in Review

also proposed a Weather Mitigation Plan that was designed to help stabilize annual revenues, which historically have been highly dependent on the weather. During August and September 2002, we entered into a series of stipulations and agreements with the Commission's Staff, the Office of the Public Counsel, and other parties to settle the rate case in a manner designed to generate an additional $14 million in annual rate revenues. In addition, the settlement included the establishment of a new, less weather-sensitive rate design to ensure that the utility's relatively fixed distribution costs – costs that are required to serve our heating customers – are primarily recovered from sales made to those customers in a manner that does not vary with the weather. In the settlement, we also were able to stabilize the regulatory treatment of pension expense, which previously tended to create significant year-to-year fluctuations in our utility operating expenses. By essentially locking in pension expense for the future, we have stabilized another volatile factor that previously had impacted results. Finally, the settlement imposed a moratorium on additional general rate increase filings by the Company until March 1, 2004. On October 3, 2002, the Commission approved the comprehensive rate case settlement, and the new rates went into effect November 9, 2002.

On February 19, 2002, Laclede Gas made a filing to revise its Purchased Gas Adjustment (PGA) Clause so that we would be permitted to adjust the gas cost component of our rates more frequently to recover our costs more closely to the time period in which they are incurred and to better reflect market prices during the high-volume winter months. The Commission approved such a plan, in which scheduled gas cost adjustments will be implemented in November, January, March, and June. As part of the same ruling, the Commission also clarified that costs and cost reductions associated with the utility's use of natural gas financial instruments, including carrying costs, are gas costs that are recoverable through the PGA mechanism.

On June 28, 2002, the Commission's Staff, in a proceeding established to review the utility's gas costs for fiscal 2001, recommended the disallowance of approximately $4.9 million in pre-tax gains achieved by the utility through its incentive-based Price Stabilization Program, which was discontinued beyond March 31, 2002. We believe that Staff's position lacks merit and intend to vigorously oppose the adjustment in a proceeding for which a hearing is scheduled to occur in February 2003.

On July 29, 2002, Laclede Gas made a tariff filing to implement an innovative "Catch-Up/Keep-Up" Program for eligible, low-income customers. The purpose of this unique, new program is to assist those who have fallen behind in their payments to manage their energy bills in a manner that, over time, will eliminate their past due balances for natural gas service, ensure their continued access to gas service under manageable terms, and ultimately reduce the level of uncollectibles experienced by the utility to the benefit of all customers. After intensive discussions, on September 18, 2002, Laclede Gas withdrew its original filing in order to prepare a new filing, which we ultimately made on September 23, 2002, that reflected various revisions responsive to the comments of the Staff and the Office of the Public Counsel in connection with our original filing. An essential aspect of this program is that it is to be funded by savings we are able to achieve as a result of our ability to successfully negotiate discounts from the rates charged by our pipeline suppliers. A hearing is scheduled in early December, after which the Commission will determine whether to allow us to implement this important program.

As previously reported, in September 2001, the Commission ruled that our Gas Supply Incentive Plan (GSIP) should be allowed to expire on September 30, 2001. Under the GSIP, the utility shared with its customers certain gains and losses related to the acquisition and management of its gas supply assets. On February 19, 2002, the Commission denied our application for rehearing, whereupon we filed a petition for judicial review of the Commission's decision with the Cole County Circuit Court, together with a motion requesting that the Commission's decision be stayed. The request for stay was denied on May 13, 2002. The petition for judicial review is still pending.

GAS SUPPLY

The past year has been one of unprecedented turmoil for the large mid-market supply aggregators that recently have played a significant role nationally in natural gas trading and marketing. We did not participate in such activities and were able to avoid adverse financial impact during this difficult period. However, the changing marketplace caused us to significantly revamp our gas supply portfolio for the current heating season. Relationships are being re-established with large equity owners of natural gas in addition to smaller natural gas companies that, until recently, have used the large supply aggregators as intermediaries. Laclede's firm transportation access to a diverse number of strategic locations has facilitated the process of restructuring our gas supply portfolio.

Laclede Gas Company's fundamental gas supply strategy remains unchanged: to meet the two-fold objective of 1) ensuring that the gas supplies we acquire are dependable and will be delivered when needed and, 2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring our natural gas supply portfolio, we continue to focus on natural gas assets that are strategically positioned to meet the gas company's primary objectives. We utilize both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions.

In fiscal 2002, Laclede Gas purchased natural gas from 25 different suppliers to meet current gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to our utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 59.2 billion cubic feet (Bcf). Our utility also holds firm transportation on several

S T R A T E G I C I M P E R A T I V E S

Expand Unregulated Activities | Pursue higher growth business opportunities that complement the core utility business.

Institute New Operating Practices to Achieve Productivity Improvements | Evaluate work requirements and redesign workflow and practices to achieve improved productivity and efficiency.

interstate pipeline systems that access our gas supplies upstream of MRT. An additional 10.9 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system, and 10.2 Bcf on the Williams Gas Pipeline system. Some of our commercial and industrial customers also purchased their own gas and arranged for delivery to them of approximately 17.4 Bcf for transportation through our distribution system.

The fiscal 2002 peak day sendout of natural gas to our utility customers occurred on February 26, 2002, when the average temperature was 18 degrees Fahrenheit. On that day, our customers consumed 864,651 million Btu of natural gas. About two-thirds of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Williams transportation systems, and the other third was met from the utility's on-system storage and peak shaving resources.

UTILITY MARKETING

Our primary utility marketing mission is to capture new growth and energy conversion opportunities, reinforce existing uses for natural gas, and introduce additional gas-fueled appliances into existing homes and businesses. We do this by adapting to customer needs as technology, the environment, and the economy change. Whether it is providing dependable, affordable service for residential space heating, water heating, and other household uses, encouraging natural gas for fleet vehicles or gas-fired desiccant cooling for food retailers, or explaining the complexities of gas-fired power generation, we partner with our customers to create a valuable solution upon which they can depend.

Our utility sales are primarily for residential and commercial heating, and we have a total heating market saturation of approximately 86%.

We continue to offer our customers a variety of sales and service options to enhance their comfort, convenience, and consumption of natural gas. Residential customers may call upon Laclede Gas for the purchase and installation of a complete selection of new gas appliances or to have existing appliances repaired by our trained service technicians. Laclede Gas also serves consumers and the real estate community, making sure the gas appliances in a home are safely "up to code," by providing a home sale inspection service, which is the standard for the St. Louis metropolitan area.

Our commercial and industrial market has continued to grow. New customer connections for this sector improved by approximately 20% this year, primarily as a result of large retail developments in St. Louis County, such as Brentwood Pointe, Chesterfield Commons, and the reconstructed West County Shopping Mall in Des Peres.

The environmental advantages of natural gas also have helped Laclede continue to secure new, large-customer loads. At the Washington University Medical Complex, aging coal boilers were replaced with new natural gas equipment. The net result of this conversion, coupled with the addition of several new buildings, will increase annual natural gas usage by the equivalent of approximately 4,000 homes, more than twice the current consumption of the complex.

Laclede Gas Customers

As of September 30, 2002



Residential
588,630

Commercial & Industrial
39,856*

Transportation
152

*includes 14 Interruptible

Laclede Gas also continued its development and support of natural gas specialty markets. Our natural gas vehicle program received the *"2002 Environmental Excellence Award"* from the Gateway Region of Choose Environmental Excellence, an organization dedicated to environmental achievements in our region through working partnerships with individuals, organizations, businesses, and government. The Environmental Excellence Award recognizes organizations with a strong "environmentally friendly" focus. Laclede's award recognized the Company's efforts to encourage mass transit and carpooling as well as the promotion of clean-burning natural gas vehicle programs throughout the St. Louis region.

Lambert-St. Louis International Airport continued to expand its natural gas vehicle program. A second compressed natural gas (CNG) fueling station is under construction at the airport, with completion scheduled for the summer of 2003. This new CNG fueling facility will accommodate the entire CNG vehicle fleet of 30 shuttle vehicles for Central Parking Systems, Inc., the airport's parking garage contractor. The existing compressed natural gas fueling station, located at the Airfield Maintenance Facility, serves a fleet of CNG support vehicles, including police cars, service vans, and pickup trucks, as well as the CNG shuttle fleet for the parking garage.

Natural gas power generation is an emerging market not only for central, utility-owned power plants but also for smaller units located at customer facilities. In fiscal 2002, the Poplar Bluff Municipal Utility in southeastern Missouri installed three 6.6 megawatt engine generators that could add annual natural gas usage equivalent to 400 homes. Distributed power plants often have an added efficiency advantage over central power plants, in that excess heat can be captured and used for processes on site.

The gas cooling/desiccant dehumidification market continues to be an area where new technology has proven to be successful. Our commercial cooling load has a capacity equal to the combined air conditioning load of nearly 9,000 homes. The desiccant dehumidification market grew by nearly 10% this year, as retailers standardized designs and systems, primarily in the grocery industry.

OUR COMMITMENT TO GROWTH

Our Business and Services Development department was formed last year to pursue growth opportunities beyond the regulated gas utility. We utilize a disciplined evaluation process that eliminates far more opportunities than it targets as potentially viable, because we are committed to enter into ventures or partnerships only when they are a good fit with our current organization and skill sets, and when they are likely to produce significant, sustainable growth.

STRATEGIC IMPERATIVE

Achieve Business Enterprise Improvements | Develop and improve company-wide policies, practices, systems and procedures to be more cost-effective and efficient. Generate new or enhanced utility-related revenues. Provide strategic directions and platforms from which employees and departments manage and perform their duties and responsibilities.

At this point, we are progressing on two tracks. As we reported as an addendum to last year's Annual Report, we decided to enter the underground facilities locating and marking service business, which is a business with which we are familiar, as Laclede Gas has more than 100,000 locates performed annually on its system. In January 2002, The Laclede Group acquired SM&P Utility Resources, Inc. We also are revitalizing the direct marketing efforts of our Laclede Gas Family Services subsidiary.

SM&P UTILITY RESOURCES

SM&P, headquartered in Carmel, Indiana, contracts with utilities – electric, natural gas, water, telecommunications, cable television and fiber-optic service providers – to locate and mark their facilities so that construction work can be performed without damaging buried facilities. SM&P is one of the nation's major underground facilities locating and marking companies.

SM&P traditionally focuses on operational excellence. Since acquiring the company, we have extended that concept to include a customer-value proposition, broadening our focus from locating and marking to that of infrastructure integrity.

First, SM&P has transformed itself from a reactive business system to a proactive one by creating predictive tools and enhancing its business process to promote communication and resource sharing. The result: SM&P significantly improved on-time performance for its customers while lowering its overtime costs. Second, it increased the sophistication of its analytical diagnostic processes and now has self-correcting performance teams that enable faster learning, in turn providing superior value to customers. Third, it redirected tracking and reporting systems to ensure its view of performance is consistent with that of its customers. SM&P created joint reporting and planning sessions with customers. As a service provider, SM&P operates as an extension of its customers. This requires significant information sharing, joint planning and team-based problem solving.

To produce better reporting and information sharing, SM&P made a significant investment in technology. Every locator now has a laptop computer through which we capture and track work performed, specific customer information, information pertinent to the job site and other contractors performing work on that site. It purchased state-of-the-art servers and data warehouses, enabling future information technology solutions that are customer-focused.

Fiscal year 2002 was all about establishing a customer-focused foundation. Built on solid operational excellence, SM&P's dedication to customer value should enable us to grow the business for years to come. While overall industry growth has subsided due to the slowing of fiber build-out, general economic conditions and continued downward pressure in the telecommunications sector, SM&P's customer-centered value strategy should keep its commitment to service enhancement on target and beneficial to all its stakeholders.

UNDERGROUND FACILITY LOCATING CODES

RED	electric power lines, cables, conduit, and lighting cables
YELLOW	gas, oil, steam, petroleum, or gaseous materials
ORANGE	communications, alarm or signal lines, cables or conduit including cable TV
BLUE	water, irrigation or slurry lines
GREEN	storm drain lines/sewer
PINK	survey markings
WHITE	proposed excavation
PURPLE	reclaimed water

DIRECT MARKETING

We have continued to develop our direct marketing venture – Laclede Advantage – that operates within the Laclede Gas Family Services subsidiary. Through its alliance with GE Financial Assurance, Laclede Advantage has made available to St. Louis consumers – in a convenient, affordable manner – various products and services that enable them to achieve greater financial security and improve their quality of life. Laclede Advantage and GE Financial Assurance have worked together during the year to test market several products and services – including discounted dental care, vision care, legal services, and an entertainment club – to which approximately 13,000 customers have subscribed by the end of the fiscal year. We continue to evaluate opportunities to offer additional products and services as they develop.

CAPITAL INVESTMENT AND FINANCING

Capital expenditures for utility plant in fiscal 2002 were $48.8 million, compared with $47.0 million in fiscal 2001. Laclede Gas Company invested about $35.8 million in the installation of mains and services, and $13.0 million for meters, trucks, construction equipment, and other general plant and property. SM&P Utility Resources invested approximately $4.2 million in computers and equipment since it was acquired by The Laclede Group.

Laclede Gas Company's short-term borrowing requirements typically peak during the colder months, principally because we must pay for natural gas in advance of receiving payment from our customers for the consumption of that gas. In fiscal 2002, these short-term borrowing requirements peaked at $139.7 million and were met by sales of commercial paper supported by lines of credit with banks.

MANAGEMENT

At the Annual Meeting of Shareholders on January 24, 2002, Mr. Robert C. Jaudes, Mr. W. Stephen Maritz, and Mr. Robert P. Stupp were elected to three-year terms on the Board of Directors of The Laclede Group, Inc.

On January 24, 2002, Mr. Kenneth J. Neises was elected Executive Vice President – Energy and Administrative Services of Laclede Gas Company. Mr. Neises, 61, who joined the Company in 1983, previously had held the position of Senior Vice President – Energy and Administrative Services. Also on January 24, Mr. Michael C. Pendergast was elected Vice President – Associate General Counsel. Mr. Pendergast, 45, who joined Laclede Gas in 1993, previously had been Assistant Vice President – Associate General Counsel.

STRATEGIC IMPERATIVE

Achieve Operating Improvements | Similar to business enterprise improvements listed previously, but the focus is at the department level. It involves initiatives that are more tactical and specific to department decision making and operating activities.

Fiscal 2002 in Review

On March 28, 2002, Mr. Robert E. Shively, 40, Senior Vice President – Business and Services Development, was appointed to the additional position of President of SM&P Utility Resources. He is overseeing all of the corporate and field operations of SM&P, as well as orchestrating the development and implementation of the Company's strategic direction.

On October 1, 2002, Mr. Gerald T. McNeive, 60, retired as Senior Vice President – Finance and General Counsel of The Laclede Group and Laclede Gas Company. Mr. McNeive joined the Company in 1986. He provided significant contributions and leadership in the regulatory, finance, and legal areas and will be missed.

On September 26, 2002, the Company announced that Mr. Barry C. Cooper had been elected to the position of Chief Financial Officer of The Laclede Group and Laclede Gas Company. Mr. Cooper, 43, previously was Vice President of Finance for GenAmerica Corporation of St. Louis. Before joining GenAmerica, he spent 14 years at KPMG Peat Marwick LLP in St. Louis. Mr. Cooper holds a Bachelor of Science degree in Business from Southeast Missouri State University (1981) and an MBA from Northwestern University (1998). He is a Certified Public Accountant and a St. Louis native.

Dividends Per Share

at September 30
Continuous since 1946


$1.50
$1.25
$1.00
$ .75
$ .50
$ .25
$ .00
87
90
93
96
99
02

DIVIDENDS

On November 21, 2002, the Board of Directors of The Laclede Group, Inc. approved a quarterly dividend of $.33½ per share of common stock payable January 2, 2003, to shareholders of record on December 11, 2002. This quarterly rate, if continued for a full year, would result in a total annual dividend of $1.34.

Prior to becoming a subsidiary of The Laclede Group, Laclede Gas Company had paid continuous common stock dividends from 1946 through 2001, when the holding company became operational and shares of Laclede Gas Company common stock were deemed to represent common shares of The Laclede Group, Inc.

The Laclede Group provides a dividend reinvestment plan for its common shareholders. Many shareholders have increased their investment in the Company by taking advantage of this plan. The last page of this Annual Report provides more information about this reinvestment plan.

STRATEGIC IMPERATIVE

Enhance Management Accountability, Measures and Rewards Process

Design reporting systems and policies that reinforce and link corporate, department and individual empowerment and accountabilities to specific performance expectations and appropriate rewards.

Financial Review



CONTENTS

Management Report

Management is responsible for the preparation, presentation and integrity of the consolidated financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. In the opinion of management, the financial statements fairly reflect the Company's financial position, results of operations and cash flows.

The Company maintains internal accounting systems and related administrative controls that are designed to provide reasonable assurance, on a cost-effective basis, that transactions are executed in accordance with management's authorization, that consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and that the Company's assets are properly accounted for and safeguarded.

The Company's Internal Audit Department, which has unrestricted access to all levels of Company management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, the Company's independent auditors, whose report is contained herein, are responsible for auditing the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Such standards include obtaining an understanding of the internal control structure in order to design the audit of the financial statements.

The Audit Committee of the Board of Directors, which consists of five outside directors, meets periodically with management, the internal auditor, and the independent auditors to review the manner in which they are performing their responsibilities. Both the internal auditor and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Douglas H. Yaeger
Chairman of the Board,
President and Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

Independent Auditors' Report

To the Board of Directors and Shareholders of The Laclede Group, Inc.:

We have audited the consolidated balance sheets and statements of consolidated capitalization of The Laclede Group, Inc. and its subsidiaries (the "Company") as of September 30, 2002 and 2001, and the related statements of consolidated income, retained earnings, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Laclede Group, Inc. and its subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

St. Louis, Missouri
November 19, 2002 (December 2, 2002 as to the last paragraph of Note 13)

Statements of Consolidated Income

(THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Years Ended September 30	2002	2001	2000
OPERATING REVENUES:			
Regulated			
Gas distribution	**$ 592,097**	$ 923,242	$ 529,250
Non-Regulated			
Services	**94,116**	—	—
Other	**69,026**	78,867	36,878
Total operating revenues	**755,239**	1,002,109	566,128
OPERATING EXPENSES:			
Regulated			
Natural and propane gas	**340,045**	640,006	294,717
Other operation expenses	**106,027**	101,915	86,970
Maintenance	**17,813**	19,262	18,556
Depreciation and amortization	**24,215**	26,193	24,672
Taxes, other than income taxes	**48,342**	65,062	42,788
Total regulated operating expenses	**536,442**	852,438	467,703
Non-Regulated			
Services	**90,771**	—	—
Other	**68,264**	77,346	35,082
Total operating expenses	**695,477**	929,784	502,785
OPERATING INCOME	**59,762**	72,325	63,343
OTHER INCOME AND INCOME DEDUCTIONS - NET	**678**	1,417	735
INCOME BEFORE INTEREST AND INCOME TAXES	**60,440**	73,742	64,078
INTEREST CHARGES:			
Interest on long-term debt	**20,820**	18,372	15,164
Other interest charges	**4,989**	10,067	8,844
Total interest charges	**25,809**	28,439	24,008
INCOME BEFORE INCOME TAXES	**34,631**	45,303	40,070
INCOME TAXES	**12,247**	14,831	14,105
DIVIDENDS ON REDEEMABLE PREFERRED STOCK - LACLEDE GAS	**68**	87	93
NET INCOME APPLICABLE TO COMMON STOCK	**$ 22,316**	$ 30,385	$ 25,872
AVERAGE SHARES OF COMMON STOCK OUTSTANDING	**18,888**	18,878	18,878
EARNINGS PER SHARE OF COMMON STOCK	**$1.18**	$1.61	$1.37

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Retained Earnings

(THOUSANDS)

Years Ended September 30	2002	2001	2000
BALANCE AT BEGINNING OF YEAR	$205,512	$200,423	$199,848
ADD – NET INCOME	22,316	30,385	25,872
DEDUCT – CASH DIVIDENDS DECLARED:			
Common stock, $1.34 per share in 2002, 2001 and 2000	25,311	25,296	25,297
BALANCE AT END OF YEAR	$202,517	$205,512	$200,423

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Comprehensive Income

(THOUSANDS)

Years Ended September 30	2002	2001	2000
NET INCOME	$ 22,316	$ 30,385	$ 25,872
OTHER COMPREHENSIVE INCOME (LOSS):			
Minimum pension liability adjustment	(553)	—	125
Income tax expense (benefit)	(214)	—	48
OTHER COMPREHENSIVE INCOME (LOSS)	(339)	—	77
COMPREHENSIVE INCOME	$ 21,977	$ 30,385	$ 25,949

See the accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(THOUSANDS)

September 30	2002	2001
ASSETS		
UTILITY PLANT	$ 988,747	$ 949,775
Less – Accumulated depreciation and amortization	394,371	380,135
Net utility plant	594,376	569,640
GOODWILL	27,455	—
OTHER PROPERTY AND INVESTMENTS		
(net of accumulated depreciation and amortization, 2002, $5,265; 2001, $4,798)	46,986	32,893
CURRENT ASSETS:		
Cash and cash equivalents	12,870	3,223
Accounts receivable:		
Gas customers – Billed and unbilled	51,419	74,604
Other	42,591	13,103
Less – Allowances for doubtful accounts	(4,532)	(9,216)
Inventories:		
Natural gas stored underground at LIFO cost	77,121	76,661
Propane gas at FIFO cost	14,712	14,213
Materials, supplies and merchandise at average cost	4,364	5,393
Deferred income taxes	12,305	8,556
Prepayments and other	11,505	3,999
Total current assets	222,355	190,536
DEFERRED CHARGES:		
Prepaid pension cost	114,313	110,475
Regulatory assets	72,484	68,599
Other	3,904	3,767
Total deferred charges	190,701	182,841
TOTAL ASSETS	$1,081,873	$ 975,910
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION:		
Common stock equity	$ 285,766	$ 288,085
Redeemable preferred stock – Laclede Gas	1,266	1,588
Long-term debt	259,545	284,459
Total capitalization	546,577	574,132
CURRENT LIABILITIES:		
Notes payable	161,670	117,050
Accounts payable	45,707	32,087
Advance customer billings	24,832	11,679
Current portion of long-term debt and preferred stock	25,000	79
Wages and compensation accrued	16,729	11,785
Dividends payable	6,340	6,400
Customer deposits	4,226	4,404
Interest accrued	7,832	7,963
Taxes accrued	9,815	14,912
Unamortized purchased gas adjustments	22,976	9,026
Other	11,670	2,311
Total current liabilities	336,797	217,696
DEFERRED CREDITS AND OTHER LIABILITIES:		
Deferred income taxes	157,378	142,515
Unamortized investment tax credits	5,629	5,948
Pension and postretirement benefit costs	14,658	15,847
Other	20,834	19,772
Total deferred credits and other liabilities	198,499	184,082
COMMITMENTS AND CONTINGENCIES (Note 14)		
TOTAL CAPITALIZATION AND LIABILITIES	$1,081,873	$ 975,910

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Capitalization

(THOUSANDS)

September 30	2002	2001
COMMON STOCK EQUITY:		
Common stock, par value $1 per share:		
Authorized – 2002 and 2001, 50,000,000 shares		
Issued – 2002, 18,921,287 shares; and 2001, 20,743,625 shares	**$ 18,921**	$ 20,744
Paid-in capital	**64,667**	85,846
Retained earnings	**202,517**	205,512
Accumulated other comprehensive income (loss)	**(339)**	—
Treasury stock, at cost – 2002, no shares; and 2001, 1,865,638 shares	**—**	(24,017)
Total common stock equity	**285,766**	288,085
REDEEMABLE PREFERRED STOCK – LACLEDE GAS,		
par value $25 per share (1,480,000 shares authorized)		
Issued and outstanding:		
5% Series B – 2002, 44,749 shares; and 2001, 60,755 shares	**1,118**	1,440
4.56% Series C – 2002 and 2001, 5,906 shares	**148**	148
Total redeemable preferred stock	**1,266**	1,588
LONG-TERM DEBT:		
First mortgage bonds:		
6 ¼% Series, due May 1, 2003	**—**	25,000
8 ½% Series, due November 15, 2004	**25,000**	25,000
8 ⅝% Series, due May 15, 2006	**40,000**	40,000
7 ½% Series, due November 1, 2007	**40,000**	40,000
6 ½% Series, due November 15, 2010	**25,000**	25,000
6 ½% Series, due October 15, 2012	**25,000**	25,000
6 ⅝% Series, due June 15, 2016	**50,000**	50,000
7% Series, due June 1, 2029	**25,000**	25,000
7.90% Series, due September 15, 2030	**30,000**	30,000
Total	**260,000**	285,000
Unamortized discount, net of premium, on long-term debt	**(455)**	(541)
Total long-term debt	**259,545**	284,459
TOTAL	**$546,577**	$574,132

Long-term debt and preferred stock amounts are exclusive of current portion.

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(THOUSANDS)

Years Ended September 30	**2002**	2001	2000
OPERATING ACTIVITIES:			
Net Income	**$ 22,316**	$ 30,385	$ 25,872
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**26,223**	26,425	24,875
Deferred income taxes and investment tax credits	**5,666**	(3,454)	14,295
Dividends on redeemable preferred stock – Laclede Gas	**68**	87	93
Other – net	**801**	(1,745)	112
Changes in assets and liabilities:			
Accounts receivable – net	**3,714**	(23,284)	(13,179)
Unamortized purchased gas adjustments	**13,950**	23,933	(23,863)
Deferred purchased gas costs	**185**	(3,332)	4,028
Accounts payable	**11,093**	(13,572)	13,944
Advance customer billings	**13,153**	(3,611)	(375)
Taxes accrued	**(5,097)**	2,868	6,240
Natural gas stored underground	**(460)**	18,126	(30,675)
Other assets and liabilities	**(7,768)**	(14,927)	(18,321)
Net cash provided by operating activities	**83,844**	37,899	3,046
INVESTING ACTIVITIES:			
Construction expenditures	**(52,999)**	(46,952)	(51,635)
Employee benefit trusts	**(1,508)**	(3,522)	(448)
Acquisition of SM&P, net of cash and cash equivalents	**(38,044)**	—	—
Other investments	**(1,515)**	(2,948)	(2,877)
Net cash used in investing activities	**(94,066)**	(53,422)	(54,960)
FINANCING ACTIVITIES:			
Issuance of first mortgage bonds	**—**	50,000	30,000
Issuance of short-term debt – net	**44,620**	(9,950)	42,300
Issuance of common stock	**1,009**	—	—
Dividends paid	**(25,365)**	(25,383)	(25,387)
Redemption of preferred stock	**(395)**	(136)	(136)
Net cash provided by financing activities	**19,869**	14,531	46,777
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**9,647**	(992)	(5,137)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,223**	4,215	9,352
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 12,870**	$ 3,223	$ 4,215
SUPPLEMENTAL DISCLOSURE OF CASH PAID (REFUNDED) DURING THE YEAR FOR:			
Interest	**$ 23,125**	$ 26,508	$ 23,631
Income taxes	**12,087**	12,462	(6,721)

See the accompanying notes to consolidated financial statements.

Schedule of Income Taxes

(THOUSANDS)

Years Ended September 30	**2002**	2001	2000
INCLUDED IN STATEMENTS OF CONSOLIDATED INCOME:			
Federal			
Current	**$ 5,510**	$ 15,639	$ 202
Deferred	**5,069**	(2,778)	11,987
Investment tax credit adjustments – net	**(319)**	(319)	(319)
State and local			
Current	**1,071**	2,646	(392)
Deferred	**916**	(357)	2,627
Total	**$ 12,247**	$ 14,831	$ 14,105

See the accompanying notes to consolidated financial statements.

Schedule of Interim Financial Information

(UNAUDITED)

(THOUSANDS, EXCEPT PER SHARE AMOUNTS)

THREE MONTHS ENDED	**Dec. 31**	**March 31**	**June 30**	**Sept. 30**
2002				
Total Operating Revenues	**$194,644**	**$287,463**	**$147,281**	**$125,851**
Operating Income (Loss)	**17,316**	**40,459**	**3,984**	**(1,997)**
Net Income (Loss)	**7,719**	**20,738**	**(910)**	**(5,231)**
Earnings (Loss) Per Share of Common Stock	**$.41**	**$1.10**	**$(.05)**	**$(.28)**

THREE MONTHS ENDED	Dec. 31	March 31	June 30	Sept. 30
2001				
Total Operating Revenues	$ 345,025	$ 442,742	$ 122,901	$ 91,441
Operating Income (Loss)	35,747	40,972	(750)	(3,644)
Net Income (Loss)	18,495	20,685	(3,695)	(5,100)
Earnings (Loss) Per Share of Common Stock	$.98	$1.10	$(.20)	$(.27)

See the accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation – The consolidated financial statements include the accounts of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiary companies under the corporate organizational structure that was in place during the three years ended September 30, 2002. Effective October 1, 2001, the corporation reorganized such that Laclede Gas Company (Laclede Gas or the Utility) and its subsidiaries became separate subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. See Note 2 for a discussion of the holding company structure.

Consolidated Financial Statements included in this report present the consolidated financial position, results of operations and cash flows of Laclede Group after the October 1, 2001 restructuring, as well as the consolidated financial position, results of operations and cash flows of Laclede Gas prior to restructuring. The consolidated financial position, results of operations and cash flows of Laclede Gas Company immediately before the restructuring are essentially identical to the consolidated financial position, results of operations and cash flows of Laclede Group immediately after the restructuring.

All subsidiaries are wholly owned and material intercompany transactions have been eliminated. Laclede Gas and other subsidiaries of Laclede Group may engage in related party transactions during the ordinary course of business. All significant intercompany balances have been eliminated from the consolidated financial statements of Laclede Group. In addition, all such significant transactions between Laclede Gas and its affiliates that occurred prior to the October 1, 2001 restructuring have similarly been eliminated from the consolidated financial statements of Laclede Gas.

Nature of Operations – Laclede Group is an exempt holding company under the Public Utility Holding Company Act of 1935. Laclede Gas, Laclede Group's largest subsidiary and core business unit, is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields. SM&P Utility Resources, Inc. (SM&P), acquired by Laclede Group on January 28, 2002, is one of the nation's major underground locating and marking service businesses. SM&P, a Carmel, Indiana-based company, performs over 10 million locates annually. During fiscal 2002, its approximate 2,000 employees operated across 10 centrally located states. The activities of other wholly owned subsidiaries are described in Note 13, Information by Operating Segment.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

System of Accounts – The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

Utility Plant, Depreciation and Amortization – Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate case proceeding during which the parties have agreed to review the depreciation issue in light of Statement of Financial Accounting Standard (SFAS) No. 143 implementation.

Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2002, 2001 and 2000 averaged approximately 2.8%, 2.9% and 2.8%, respectively, of the original cost of depreciable and amortizable property.

Regulated Operations – Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

(Thousands)	**2002**	2001
Regulatory Assets:		
Future income taxes due from customers	**$ 50,662**	$ 45,240
Pension and postretirement benefit costs	**6,167**	6,671
Purchased gas costs	**2,212**	2,396
Compensated absences	**6,390**	6,472
Other	**7,924**	9,133
Total Regulatory Assets	**$ 73,355**	$ 69,912
Regulatory Liabilities:		
Unamortized investment tax credits	**$ 5,629**	$ 5,948
Unamortized purchased gas adjustments	**22,976**	9,026
Other	**384**	304
Total Regulatory Liabilities	**$ 28,989**	$ 15,278

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs, of $10.5 million and $2.1 million, are being recovered and amortized on a straight-line basis over fifteen-year and ten-year periods, respectively, without return on investment. Approximately $1.9 million and $.6 million has been amortized, respectively, from December 27, 1999 through September 30, 2002. The Commission also authorized previously deferred costs of $2.8 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001. Approximately $230,000 has been amortized through September 30, 2002.

Gas Stored Underground – Inventory of Utility gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of gas stored underground for current use at September 30, 2002 exceeded the LIFO cost by $10.0 million and at September 30, 2001 was less than the LIFO cost by $13.5 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

Regulated Gas Distribution Revenues – Laclede Gas records revenues from gas sales and transportation service on the accrual basis which includes estimated amounts for gas delivered, where applicable, but not yet billed.

Purchased Gas Adjustments and Deferred Account – The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Previously, the Commission allowed two scheduled PGA filings each year, one for the summer months and another for the winter period, plus one unscheduled winter filing if certain conditions were met. The significant fluctuations in natural gas prices during fiscal 2001 necessitated additional unscheduled filings, which were approved by the MoPSC, to better match customer billings with market natural gas prices. In February 2002, the MoPSC approved Laclede Gas' proposal to revise its PGA clause to adjust the gas cost component of its rates more frequently to recover its costs. The new approved tariffs allow scheduled gas cost adjustments in November, January, March and June, thereby enabling Laclede Gas to more closely recover its costs of gas, especially during the high-volume winter months. As part of the same ruling, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the PSP) are gas costs recoverable through the PGA mechanism. In order to better match customer billings with market natural gas prices, Laclede Gas also requested, and received approval, to implement additional special unscheduled PGA filings allowing Laclede Gas to change rates charged to its customers in response to significant fluctuations in market prices during fiscal years 2001 and 2000.

The provisions of the PGA Clause also included operation of the Gas Supply Incentive Plan (GSIP or Plan), which extended through September 30, 2001. See Note 5 for additional information on the operation of the Plan.

Operation of the Price Stabilization Program (PSP or Program) was also included in the provisions of the PGA Clause. Under those provisions, the MoPSC authorized Laclede Gas to purchase financial instruments to protect itself and its customers from unusually large winter period gas price increases. The costs of purchasing these instruments and financial gains derived from such activities were passed on to Laclede Gas customers through the operation of its PGA Clause. Laclede Gas had an opportunity to benefit from gains and cost reductions achieved under the Program. During fiscal 2000, Laclede Gas recorded approximately $27,000 of pre-tax income under the provisions of the Program. The cost of financial instruments for the fiscal 2001 heating season, however, like the cost of natural gas itself, increased significantly. As a result, the MoPSC granted a request made by Laclede Gas to reduce the amount of natural gas purchases required to be covered by such financial instruments for that particular heating season. In February 2001, the MoPSC approved modifications to the program for the fiscal 2002 heating season. The modifications allowed a total of $4.0 million in supplemental funding to be added to the program for the purchase of financial instruments for the fiscal 2002 heating season and that the percentage of gas requirements to be covered be reduced. Concurrently, Laclede Gas relinquished a claim on $4.0 million arising from gains realized from purchases and sales of financial instruments made during fiscal 2001 and offered to utilize a similar amount to provide for future funding for such instruments in the event the program was allowed to continue. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time, the Utility recorded nearly $4.9 million in pre-tax income produced through the Program. See Note 14 for further discussion of the PSP.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA, amounts due to or from customers related to the operation of the GSIP, and amounts related to the PSP are reflected as a deferred charge or credit until fiscal year end. At that time the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

Income Taxes – Laclede Group and its subsidiaries have elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Group companies record deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.

Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

Cash and Cash Equivalents – All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

New Accounting Standards – In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied at the beginning of fiscal 2003. The Company had adopted the provisions of SFAS No. 141 with the acquisition of SM&P. As required by SFAS No. 141, the goodwill for SM&P is being accounted for consistent with the provisions of SFAS No. 142. The adoption of SFAS Nos. 141 and 142 did not have a material effect on the financial position and results of operations of Laclede Group.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for fiscal 2003. The provisions of the statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The effect of the adoption of this Statement on October 1, 2002 did not have a material effect on the financial position and results of operations of Laclede Group.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. This statement is effective for fiscal 2003. Adoption of this Statement is not expected to have a material effect on the financial position and results of operations of Laclede Group.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the financial position or results of operations of Laclede Group.

In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses is not expected to have a material effect on the financial position or results of operations of Laclede Group.

Reclassification – Certain prior-period amounts have been reclassified to conform to current-period presentation.

2. CORPORATE RESTRUCTURING

Effective October 1, 2001, Laclede Gas and its subsidiaries became subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. Under the new structure, Laclede Gas and its former subsidiaries operate as separate subsidiaries of Laclede Group. The following charts illustrate the major organizational changes resulting from this restructuring.

ORGANIZATION STRUCTURE
Prior to October 1, 2001


Laclede Gas Company
Laclede Investment LLC
Laclede Development Company
Laclede Pipeline Company
Laclede Energy Resources, Inc.
Laclede Venture Corp.
Laclede Gas Family Services, Inc.

ORGANIZATION STRUCTURE
Effective October 1, 2001


The Laclede Group, Inc.
Laclede Gas Company
Laclede Investment LLC
Laclede Development Company
Laclede Pipeline Company
Laclede Energy Resources, Inc.
Laclede Venture Corp.
Laclede Gas Family Services, Inc.

Since the October 1, 2001 restructuring, stock certificates previously representing shares of Laclede Gas common stock have represented the same number of shares of Laclede Group common stock. All serial preferred stock issued by Laclede Gas remains issued and outstanding as shares of Laclede Gas serial preferred stock. The dividend rate for the preferred stock has not changed and those dividends will continue to be paid by Laclede Gas. All outstanding indebtedness and other obligations of Laclede Gas prior to the restructuring remain outstanding as obligations of Laclede Gas.

On October 1, 2001, Laclede Group had no outstanding securities other than common stock, however, it could issue other securities in the future. Laclede Group common stock is listed on the New York Stock Exchange and trades under the ticker symbol "LG".

3. ACQUISITION OF SM&P UTILITY RESOURCES, INC.

On January 28, 2002, Laclede Group completed its acquisition from NiSource, Inc. of 100% of the stock of SM&P, one of the nation's major underground locating and marking service businesses. SM&P, a Carmel, Indiana-based company, performs over 10 million locates annually. During fiscal 2002, its approximate 2,000 employees operated across 10 centrally located states – Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, Ohio, Oklahoma, Texas and Wisconsin. Locators mark the placement of underground facilities for major providers of telephone, natural gas, electric, water, cable TV and fiber optic services so that construction work can be performed without damaging buried facilities. As a result of the acquisition, SM&P's earnings flow will not only diversify Laclede Group's earnings but also will be counter-seasonal to those of Laclede Gas. SM&P is a subsidiary of Laclede Group and will remain headquartered in Indiana. This acquisition was financed initially with conventional bank debt totaling $42.8 million.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The goodwill recognized in this transaction is fully deductible for tax purposes. Acquired intangible assets of $484,000 were assigned to registered trademarks that are not subject to amortization. Net assets acquired includes cash and cash equivalents of $5.1 million.

(Thousands)	**At January 28, 2002**
Current assets	**$ 20,578**
Property, plant, and equipment	**8,123**
Other assets	**456**
Intangible assets	**484**
Goodwill	**27,455**
Total assets acquired	**57,096**
Current liabilities	**13,571**
Long-term liabilities	**404**
Total liabilities assumed	**13,975**
Net assets acquired	**$ 43,121**

The results of SM&P's operations since January 28, 2002 have been included in Laclede Group's consolidated financial statements. SM&P's earnings are impacted by construction trends. SM&P's revenues are dependent on a limited number of customers, primarily in the utility and telecommunications sector, with contracts that may be terminated on as short as 30 days' notice.

4. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds. Pension credits in 2002, 2001 and 2000 amounted to $3.5 million, $5.2 million and $7.6 million, respectively, including amounts recorded in construction.

The net periodic pension costs (credits) include the following components:

(Thousands)	**2002**	2001	2000
Service cost – benefits earned during the period	**$ 9,441**	$ 9,575	$ 9,281
Interest cost on projected benefit obligation	**14,653**	15,331	14,714
Expected return on plan assets	**(24,749)**	(25,517)	(25,649)
Amortization of transition obligation	**(602)**	(662)	(716)
Amortization of prior service cost	**1,127**	1,174	1,024
Amortization of actuarial gain	**(3,768)**	(5,544)	(6,606)
Regulatory adjustment	**435**	435	332
Net pension cost (credit)	**$ (3,463)**	$ (5,208)	$ (7,620)

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous general rate cases, to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to MoPSC order, the return on plan assets is based on the market value of plan assets and the unrecognized net gain or loss balances subject to amortization are based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses subject to amortization are amortized over a five-year period, as ordered by the MoPSC. Other variances in net pension costs are primarily attributable to actuarial and investment experience.

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2002	2001
Benefit obligation at beginning of year	**$ 197,773**	$ 200,463
Service cost	**9,441**	9,575
Interest cost	**14,653**	15,331
Plan amendments	**4,897**	162
Actuarial loss	**24,401**	1,684
Settlements	**—**	(20,652)
Gross benefits paid	**(23,075)**	(8,790)
Benefit obligation at end of year	**$ 228,090**	$ 197,773

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2002	2001
Fair value of plan assets at beginning of year	**$ 299,437**	$ 307,820
Actual return on plan assets	**(4,486)**	9,214
Employer contributions	**1,354**	11,845
Settlements	**—**	(20,652)
Gross benefits paid	**(23,075)**	(8,790)
Fair value of plan assets at end of year	**$ 273,230**	$ 299,437
Funded status at end of year	**$ 45,140**	$ 101,664
Unrecognized net actuarial (gain)/loss	**46,872**	(10,532)
Unrecognized prior service cost	**18,655**	14,885
Unrecognized net transition asset	**(236)**	(838)
Fourth quarter contribution adjustment	**989**	56
Net amount recognized at end of year	**$ 111,420**	$ 105,235
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid pension cost	**$ 114,313**	$ 110,475
Accrued benefit liability	**(3,456)**	(5,451)
Intangible asset	**10**	211
Accumulated other comprehensive income	**553**	—
Net amount recognized at end of year	**$ 111,420**	$ 105,235

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The projected benefit obligation was determined using a weighted average discount rate of 7.25% for 2002 and 7.75% for 2001, and a weighted average rate of future compensation increase of 4.00% for 2002 and 2001. The effect of the above changes in pension assumptions was to increase the projected benefit obligation by $16.9 million. The expected long-term rate of return on plan assets was 8.50% for both 2002 and 2001.

The aggregate projected benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets were $5.2 million and $0, respectively, for fiscal 2002 and $54.2 million and $38.6 million, respectively, for fiscal 2001. The aggregate accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $5.0 million and $0 respectively, for fiscal 2002 and $4.2 million and $0, respectively, for fiscal 2001.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be settled by lump-sum cash payments. Settlements in 2002, 2001 and 2000 resulted in pre-tax gains of approximately $0, $.6 million, and $2.2 million, respectively. In 2001 and 2000, all such lump sum payments were recognized as settlements. Pursuant to MoPSC order in the 2001 rate case, effective for fiscal 2002, lump sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements in fiscal 2002.

The cost of the defined contribution plans of Laclede Gas, which cover substantially all employees, amounted to $2.9 million, $3.0 million, and $2.6 million, respectively, for the years 2002, 2001 and 2000.

Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2002, 2001 and 2000 amounted to approximately $6.5 million, $6.2 million, and $6.0 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2002	2001	2000
Service cost – benefits earned during the period	**$ 2,205**	$ 2,063	$ 1,973
Interest cost on accumulated postretirement benefit obligation	**3,266**	3,055	2,814
Expected return on plan assets	**(853)**	(704)	(574)
Amortization of transition obligation	**1,267**	1,267	1,267
Amortization of prior service cost	**365**	365	365
Amortization of actuarial loss	**227**	66	64
Regulatory adjustment	**69**	69	53
Net postretirement benefit cost	**$ 6,546**	$ 6,181	$ 5,962

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2002	2001
Benefit obligation at beginning of year	**$ 39,958**	$ 37,123
Service cost	**2,205**	2,063
Interest cost	**3,266**	3,055
Plan amendments	**(476)**	—
Actuarial loss	**8,731**	1,787
Gross benefits paid	**(3,657)**	(4,070)
Benefit obligation at end of year	**$ 50,027**	$ 39,958

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2002	2001
Fair value of plan assets at beginning of year	**$ 9,715**	$ 7,866
Actual return on plan assets	**114**	310
Employer contributions	**5,909**	5,609
Gross benefits paid	**(3,657)**	(4,070)
Fair value of plan assets at end of year	**$ 12,081**	$ 9,715
Funded status at end of year	**$(37,946)**	$(30,243)
Unrecognized net actuarial loss	**11,073**	1,829
Unrecognized prior service cost	**1,997**	2,839
Unrecognized net transition obligation	**13,912**	15,179
Net amount recognized at end of year as postretirement benefit cost	**$(10,964)**	$(10,396)

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 2002 was 8.00% in 2002, and gradually decreases each successive year until it reaches 5.00% in 2005 and future years. Such rate for 2001 was 5.00% in 2001 and future years. A one-percentage-point increase or (decrease) in the assumed health care cost trend rate for each future year would have increased or (decreased) the aggregate of the service and interest cost components of the 2002 net periodic postretirement benefit cost by approximately $.3 million or $(.3) million and would have increased or (decreased) the postretirement benefit obligation by $1.6 million or $(1.5) million. The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 7.25% for 2002 and 7.75% for 2001, and a weighted average rate of future compensation increase of 4.00% for both 2002 and 2001. These changes in assumptions increased the postretirement benefit obligation by $3.1 million. The weighted average rate for the expected return on medical plan assets was 7.75% for both 2002 and 2001 and the weighted average rate for the expected return on life insurance plan assets was 8.50% for both 2002 and 2001.

In the 1999 rate case settlement, the Commission authorized previously deferred costs to be included in rates without return on investment and amortized over a fifteen-year period, effective with the implementation of new rates on December 27, 1999. Deferrals ceased September 30, 1999 and all OPEB costs are being charged to expense.

SM&P maintains a defined benefit plan for selected employees. The plan is a non-qualified plan and therefore has no assets held in trust. Net pension cost related to the plan was $54,000 from the date of acquisition of SM&P through the end of fiscal 2002. The net liability recognized at September 30, 2002 was $289,000. The cost of the defined contribution plan of SM&P, which covers substantially all employees, was $663,000 from the date of acquisition through the end of fiscal 2002.

5. GAS SUPPLY INCENTIVE PLAN AND OFF-SYSTEM SALES

The provisions of the Utility's Gas Supply Incentive Plan (GSIP) extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. The Utility requested clarification and rehearing. On February 19, 2002, the MoPSC denied Laclede Gas' application for rehearing. Laclede Gas filed a petition for judicial review of the MoPSC's decision with the Cole County Circuit Court, together with a motion requesting that the MoPSC's decision be stayed. The request for stay was denied on May 13, 2002. The petition for judicial review is still pending. However, pursuant to the 2001 rate case settlement approved by the MoPSC in November 2001, and consistent with the 2002 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001, which previously was shared with customers under the GSIP. Laclede Gas continues to retain all income resulting from sales outside of its traditional service area, as previously authorized by the MoPSC. However, Laclede Gas does not retain any of the savings it obtains relative to gas supply costs or any savings it obtains from pipeline discounts. Income related to releases of pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions.

As modified for fiscal 2001, total pre-tax income derived from all sharing provisions of GSIP, excluding income generated by sales outside of the Laclede Gas service area, could not exceed $9.0 million. Of that amount, pre-tax income derived from sharing gains and losses as measured against a benchmark level of gas costs could not exceed $5.3 million. Under the provisions of the Plan during fiscal 2001 and fiscal 2000, Laclede Gas and its customers shared as follows:

- releases of pipeline capacity, of which 70% to 90% of the revenues were allocated to its customers and the balance to its shareholders
- savings from discounts off of maximum pipeline transportation rates, of which the excess over a predetermined baseline of $13 million was allocated 70% to its customers and the balance to its shareholders
- gains and losses as measured against a benchmark level of gas cost, of which 50% to 90% (depending on the change from a predetermined cost) was allocated to its customers and the balance to its shareholders, and
- increases or decreases in costs related to changes in the mix of pipeline services, of which 70% was allocated to its customers and the balance to its shareholders.

GSIP and off-system sales revenues are included in the gas distribution operating revenues line in the accompanying financial statements. Expenses related to the GSIP and off-system sales are included in the natural and propane gas expense line in the accompanying financial statements. Pre-tax income of the Plan, capacity release and off-system sales activities are set forth below.

(Thousands)	**2002**	2001	2000
GSIP (including Capacity Release)	**$ —**	$ 9,000	$ 7,166
Capacity Release (post-GSIP)	**1,402**	—	—
Off-System Sales	**3,718**	1,035	2,477
Total Pre-Tax Income	**$ 5,120**	$ 10,035	$ 9,643

6. COMMON STOCK AND PAID-IN CAPITAL

Total shares of common stock outstanding were 18.92 million and 18.88 million at September 30, 2002 and 2001, respectively.

The Company issued 43,300 shares of its common stock during fiscal 2002 under its Dividend Reinvestment and Stock Purchase Plan. No additional common stock shares were issued in fiscal 2001.

Paid-in capital decreased $21.2 million in 2002 primarily due to the cancellation of 1,865,638 shares of treasury stock totaling $22.2 million by Laclede Gas. This amount was partially offset by the effect of the issuance of common stock under the Dividend Reinvestment and Stock Purchase Plan. Paid-in capital increased slightly in 2001 due to gains recorded on reacquired preferred stock.

On March 14, 1996, Laclede Gas declared a dividend of one common share purchase right for each outstanding share of common stock as of May 1, 1996. Each common share purchase right gave the Rightholder the right to purchase one common share for a purchase price of $60, subject to adjustment. The rights expired on May 1, 2006, and could be redeemed by Laclede for one cent each at any time before they became exercisable. The rights were not exercisable or transferable apart from the common stock, until ten days after (i) a person or group acquired or obtained the right to acquire 20% or more of the common stock, or (ii) commenced or announced its intention to commence a tender or exchange offer for 20% or more of the common stock. Following the former event, a right would entitle its holder to purchase, at the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Gas could exchange each right for one share of Laclede Gas common stock. A total of 18.88 million rights were outstanding at September 30, 2001. Concurrent with implementation of the holding company structure, ownership of these rights transferred to Laclede Group.

On August 23, 2001, Laclede Group declared a dividend of one preferred share purchase right for each outstanding share of common stock as of October 1, 2001. Each preferred share purchase right entitles the registered holder to purchase from Laclede Group one one-hundredth of Series A junior participating preferred stock for a purchase price of $90, subject to adjustment. The value of one one-hundredth of a preferred share purchasable upon the exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one common share. The rights expire on October 1, 2011 and may be redeemed by Laclede Group for one cent each at any time before they become exercisable. The rights will not be exercisable or transferable apart from the common stock until ten business days after (i) public announcement that a person or group has acquired beneficial ownership of 20% or more of the common stock, or (ii) commencement, or announcement of an intention to make, a tender offer or exchange for beneficial ownership of 20% or more of the common stock. Following the former event, a right will entitle its holder to purchase, for the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Group may exchange each right for one one-hundredth of a preferred share. A total of 18.92 million rights were outstanding on September 30, 2002.

7. REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 a share.

During 2002, 16,006 shares of 5% Series B preferred stock were reacquired; in 2001, 5,257 shares of 5% Series B preferred stock and 601 shares of 4.56% Series C preferred stock were reacquired.

Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2002 are $0 in 2003 and 2004 and $.2 million in 2005, 2006 and 2007.

8. LONG-TERM DEBT

Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2002 are as follows:

2003	$25 million
2004	—
2005	$25 million
2006	$40 million
2007	—

On June 26, 2001, Laclede Gas issued $50 million of first mortgage bonds with an interest rate of 6 5/8%, at an overall cost of 6.968%. The bonds were dated June 15, 2001 *and mature June 15, 2016. The proceeds were used to repay short-term debt.* The bonds were rated AAA by Standard & Poor's and Fitch Ratings and Aaa by Moody's in consideration of insurance issued by Ambac Assurance covering the timely payment of the principal of, and interest on, the bonds. These ratings apply only to these insured bonds, and not to the other outstanding uninsured bonds of Laclede Gas. These bonds were issued under the Laclede Gas shelf registration Statement on Form S-3 and MoPSC authorization obtained in fiscal 2000, of which $270 million remained registered and unissued as of September 30, 2002.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2002 and 2001, all of the consolidated retained earnings of Laclede Gas were free from such restrictions.

9. NOTES PAYABLE AND CREDIT AGREEMENTS

In September 2002, Laclede Gas renewed and increased its syndicated line of credit to $215 million for a period of 364 days. Laclede Gas also has supplemental 364-day lines totaling $15 million through January 2003. No seasonal lines were used during the fiscal year 2002.

Laclede Gas has an arrangement for the issuance of commercial paper which is supported by the bank lines of credit. During fiscal year 2002, short-term borrowing requirements, which peaked at $139.7 million, were met by the sale of commercial paper. Laclede Gas had $118.9 million in commercial paper outstanding as of September 30, 2002, at a weighted average interest rate of 1.9%, and $117.1 million outstanding as of September 30, 2001, at a weighted average interest rate of 3.2%.

At September 30, 2002, Laclede Group had a bank note in the amount of $42.8 million related to the acquisition of SM&P. The weighted average interest rate during fiscal 2002 was 2.7%.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2002 and 2001 are as follows:

(Thousands)	Carrying Amount	Fair Value
2002:		
Cash and cash equivalents	**$ 12,870**	**$ 12,870**
Short-term debt	**161,670**	**161,670**
Long-term debt, including current portion	**284,545**	**315,178**
Redeemable preferred stock	**1,266**	**1,266**
2001:		
Cash and cash equivalents	$ 3,223	$ 3,223
Short-term debt	117,050	117,050
Long-term debt	284,459	301,761
Redeemable preferred stock, including current portion	1,667	1,296

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt and preferred stock is estimated based on market prices for similar issues.

11. INCOME TAXES

Net provisions for income taxes were charged during the years ended September 30, 2002, 2001 and 2000 as shown on the Schedule of Income Taxes.

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2002	2001	2000
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefits	**3.7**	3.3	3.6
Certain expenses capitalized on books and deducted on tax return	**(4.4)**	(2.5)	(2.5)
Taxes related to prior years	**1.3**	.3	.2
Other items – net	**(.2)**	(3.3)	(1.1)
Effective income tax rate	**35.4%**	32.8%	35.2%

The significant items comprising the net deferred tax liability recognized in the Consolidated Balance Sheets as of September 30 are as follows:

(Thousands)	2002	2001
Deferred tax assets:		
Reserves not currently deductible	**$ 14,826**	$ 16,278
Deferred gas cost	**9,037**	5,639
Unamortized investment tax credits	**3,544**	3,745
Other	**3,175**	1,885
Total deferred tax assets	**30,582**	27,547
Deferred tax liabilities:		
Relating to utility property	**123,862**	111,057
Pension	**44,380**	41,942
Other	**7,413**	8,507
Total deferred tax liabilities	**175,655**	161,506
Net deferred tax liability	**145,073**	133,959
Net deferred tax asset – current	**12,305**	8,556
Net deferred tax liability – non-current	**$ 157,378**	$ 142,515

12. OTHER INCOME AND INCOME DEDUCTIONS - NET

(Thousands)	2002	2001	2000
Allowance for Funds Used During Construction	**$ (149)**	$ 749	$ 397
Other Income	**978**	2,298	1,209
Other Income Deductions	**(151)**	(1,630)	(871)
Other Income and Income Deductions – Net	**$ 678**	$ 1,417	$ 735

13. INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas and is the core business segment of Laclede Group. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Services segment includes the results of SM&P, an underground locating and marking business operating in 10 Midwestern states, a wholly owned subsidiary of Laclede Group acquired on January 28, 2002. Non-Regulated Other includes the transportation of liquid propane, gas marketing, the sale of insurance related products, real estate development, the compression of natural gas, and financial investments in other enterprises. These operations are conducted through seven wholly owned subsidiaries, six of which became subsidiaries of Laclede Group as a result of the restructuring on October 1, 2001, plus Laclede Energy Services, Inc. (LES), a wholly owned subsidiary of Laclede Group that became operational on May 1, 2002. LES performs administrative gas supply and risk management services. The results of SM&P's operations since January 28, 2002 and the results of LES' operations since May 1, 2002 are included in Laclede Group's Consolidated Financial Statements. Accounting policies are as described in Note 1. There are no material intersegment revenues.

(Thousands)	Regulated Gas Distribution	Non-Regulated Services	Non-Regulated Other	Eliminations	Consolidated
Fiscal 2002					
Operating revenues	**$ 592,097**	**$ 94,116**	**$ 69,026**	**$ —**	**$ 755,239**
Depreciation & amortization	**24,215**	*	**	**—**	**24,215**
Interest charges	**25,105**	**850**	**—**	**(146)**	**25,809**
Income tax expense	**10,740**	**1,077**	**430**	**—**	**12,247**
Net income	**20,292**	**1,434**	**590**	**—**	**22,316**
Total assets	**984,374**	**67,195**	**45,567**	**(15,263)**	**1,081,873**
Construction expenditures	**48,765**	**4,228**	**6**	**—**	**52,999**
Fiscal 2001					
Operating revenues	$ 923,242	$ —	$ 78,867	$ —	$ 1,002,109
Depreciation & amortization	26,193	—	**	—	26,193
Interest charges	28,792	—	—	(353)	28,439
Income tax expense	14,170	—	661	—	14,831
Net income	29,454	—	931	—	30,385
Total assets	963,676	—	29,800	(17,566)	975,910
Construction expenditures	46,952	—	—	—	46,952
Fiscal 2000					
Operating revenues	$ 529,250	$ —	$ 36,878	$ —	$ 566,128
Depreciation & amortization	24,672	—	**	—	24,672
Interest charges	24,326	—	—	(318)	24,008
Income tax expense	13,755	—	350	—	14,105
Net income	25,408	—	464	—	25,872
Total assets	919,721	—	26,901	(14,882)	931,740
Construction expenditures	51,635	—	—	—	51,635

* Depreciation & amortization for Non-Regulated Services totaling $1.9 million is included in Non-Regulated – Services Operating Expenses on the Statements of Consolidated Income.

** Depreciation & amortization for Non-Regulated Other is included in the Non-Regulated – Other Operating Expenses on the Statements of Consolidated Income (2002, $.2 million; 2001, $.1 million; 2000, $.1 million).

In November 2002, SM&P was notified by two customers that, due to actions they have taken to address workforce management issues, they do not intend to continue to outsource certain functions at this time, which include locating services provided by SM&P after February and March 2003. Revenue from these customers totaled approximately $45 million for fiscal 2002. Management is currently evaluating the impact of this development on the financial position and results of operations of the Company.

14. COMMITMENTS AND CONTINGENCIES

Laclede Gas estimates fiscal year 2003 utility construction expenditures at approximately $53 million. The lease agreement covering the general office space of Laclede Gas extends through February 2005 with options to renew for up to 15 additional years. The aggregate rental expense for fiscal years 2002, 2001 and 2000 was $838,000, $830,000 and $821,000, respectively. The annual minimum rental payment for fiscal year 2003 is anticipated to be approximately $847,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal 2005. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. At the end of fiscal 2002, Laclede Gas entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be $456,000 in fiscal 2003 through 2005, $262,000 in fiscal 2006, and $52,000 in fiscal 2007. Laclede Gas has entered into various contracts, which in the aggregate require it to pay approximately $75 million on an annual basis, at present rate levels, for the reservation of gas supplies and pipeline transmission and storage capacity. These costs are recovered from customers in accordance with the PGA Clause. The contracts have various expiration dates ranging from 2003 to 2011.

SM&P has several operating leases, the aggregate annual cost of which is approximately $8 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees will not exceed $15 million. SM&P also has lease agreements covering general office space extending through 2007 that resulted in rental expense of $801,000 during fiscal 2002. Payments will be $756,000 in fiscal 2003, $613,000 in fiscal 2004, $228,000 in fiscal 2005, $47,000 in fiscal 2006 and $20,000 in fiscal 2007.

During fiscal 2002 Laclede Group issued guarantees totaling $9.0 million for performance and payment of certain gas supply purchases by Laclede Energy Resources, Inc. (the Company's non-utility marketing affiliate).

A consolidated subsidiary is a general partner in an unconsolidated partnership, which invests in real estate partnerships. The subsidiary and third parties are jointly and severally liable for the payment of mortgage loans in the aggregate outstanding amount of approximately $2.8 million incurred in connection with various real estate ventures. Laclede Group has no reason to believe that the other principal liable parties will not be able to meet their proportionate share of these obligations. Laclede Group further believes that the asset values of the real estate properties are sufficient to support these mortgage loans.

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are nearing completion. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.3 million. As of September 30, 2002, Laclede Gas has paid or reserved for these actions. If regulators require additional actions, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is presently meeting with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $629,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is included in Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site previously operated but no longer owned by Laclede Gas may contain gas plant waste that may require remediation. Laclede Gas is working to determine the nature and extent of such waste, if any, and its responsibility, if any, for any remediation costs.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and they may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow the approximately $4.9 million of pre-tax income achieved under the PSP. Laclede Gas believes that Staff's position lacks merit and continues to vigorously oppose the adjustment in a proceeding before the MoPSC, the hearing for which is currently scheduled to occur in February 2003. *Regulatory proceeding results are uncertain, and to the extent that* a final Commission decision sustains Staff's recommended disallowance, the proceeding's outcome could have a material effect on the future financial position and results of operations of Laclede Gas. Missouri statutes provide an opportunity for court review of Commission decisions.

In late August 2001, Laclede Gas was named a defendant in a lawsuit in the Circuit Court of the City of St. Louis, Missouri, Ronald J. Johnson vs. Laclede Gas Company, alleging that a class of persons residing in homes provided natural gas by Laclede Gas through direct buried copper service lines have, among other things, suffered diminution in property values and annoyance and discomfort due to residing in homes served by such allegedly corroded lines. The suit sought actual and punitive damages and an injunction requiring the repair and/or replacement of all such lines, which were alleged to number approximately 78,000. By letter dated September 21, 2001, its liability insurer advised Laclede Gas that the claims in the lawsuit, as pled, failed to qualify for any coverage under its excess general liability policy. Laclede Gas disagrees and continues to assert its right to coverage under the policy. The gas distribution business of Laclede Gas is regulated by the MoPSC, including as to safe and adequate service and rate matters. Under a current program, the Commission has provided for the monitoring and replacement of such lines. The costs of replacement, including carrying costs, have been included in rates established by the Commission. The MoPSC filed a Motion to Intervene and a Motion to Strike Plaintiff's Prayer for Injunctive Relief and to Stay Matters Within the Primary Jurisdiction of the MoPSC. The court subsequently granted the MoPSC's request for intervention. Laclede Gas filed a Motion to Dismiss which urged, among other things, the exclusive jurisdiction of the MoPSC as to gas safety matters generally and the direct buried copper service replacement program in particular. Laclede Gas filed a motion to dismiss the lawsuit that was granted by the Court on February 22, 2002. The plaintiff did not file an amended petition within the time granted by the Court but filed an appeal on April 3, 2002. On May 13, 2002, the plaintiff dismissed the appeal.

Laclede Group and its subsidiaries are involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the consolidated financial position and results of operations reflected in the financial statements presented herein.

15. INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Group, the quarterly information presented in the Schedule of Interim Financial Information for fiscal years 2002 and 2001 includes all adjustments, consisting of normal recurring accruals necessary for a fair statement of the results of operations for such periods. Variations in consolidated operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas. Since its acquisition on January 28, 2002, SM&P's seasonal operations (which are counter-seasonal to those of Laclede Gas) impacted the consolidated earnings per share presented by:

Quarter Ended	
March 31, 2002	$(.10)
June 30, 2002	$ .11
September 30, 2002	$ .07

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE LACLEDE GROUP, INC.

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of The Laclede Group, Inc.(Laclede Group or the Company) and its subsidiaries, under the corporate organizational structure that was in place during the three fiscal years ended September 30, 2002. It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year, and their effects on overall financial condition and liquidity.

Effective October 1, 2001, the corporation reorganized, such that Laclede Gas Company (Laclede Gas or the Utility) and its subsidiaries became separate subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. The consolidated results of Laclede Group for fiscal year 2002 are comparable to the consolidated results for Laclede Gas for fiscal years 2001 and 2000. Note 2 to the Consolidated Financial Statements discusses the new holding company structure.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "may," "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated.

Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

- weather conditions and catastrophic events;
- economic, competitive, political and regulatory conditions;
- legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
    - allowed rates of return
    - incentive regulation
    - industry and rate structures
    - purchased gas adjustment provisions
    - franchise renewals
    - environmental or safety matters
    - taxes
    - accounting standards;
- the results of litigation;
- retention, ability to attract, ability to collect from and conservation efforts of customers;
- capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply; and
- employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the combined notes thereto.

RESULTS OF OPERATIONS

Earnings

Laclede Group's results are primarily impacted by the regulated activities of its largest subsidiary, Laclede Gas, Missouri's largest natural gas distribution company. Utility earnings are generated by the sale of heating energy, which historically have been heavily influenced by the weather. The seasonal effect of the Utility is tempered somewhat by the results of SM&P Utility Resources, Inc. (SM&P), a wholly owned underground locating and marking service business acquired on January 28, 2002, whose operations tend to be counter-seasonal to those of Laclede Gas.

Net income applicable to common stock for fiscal 2002 was $22.3 million, compared with $30.4 million for fiscal 2001, and $25.9 for fiscal 2000. Temperatures in the Laclede Gas service area during fiscal 2002, the fifth warmest on record, were 15% warmer than normal and 22% warmer than fiscal 2001. Temperatures during fiscal 2001 were 10% colder than normal and 30% colder than in fiscal 2000—which was the third warmest over the last 100 years.

Laclede Group's earnings were $1.18 per share for the twelve months ended September 30, 2002 compared with $1.61 per share for the same period last year. The $.43 per share decrease in earnings was primarily attributable to reduced earnings reported by Laclede Gas. The utility's earnings were adversely affected by (1) lower gas sales arising from temperatures in its service area that were significantly warmer than last year; and, (2) the Missouri Public Service Commission's decision not to extend the Utility's Gas Supply Incentive Plan (GSIP) beyond September 30, 2001. The GSIP produced significant benefits for customers and shareholders during the past five years during which the program was in effect. These factors were partially offset by (1) the benefit of the general rate increase effective on December 1, 2001; (2) nearly $4.9 million of pre-tax income from the Utility's Price Stabilization Program (PSP) recorded this year; and (3) higher income from off-system sales and capacity release revenues. The PSP is discussed further in the Regulatory Matters section below. Laclede Group's consolidated earnings were positively impacted by income recorded by SM&P since its acquisition on January 28, 2002, amounting to approximately $1.4 million, or $.08 per share.

As a result of the colder weather experienced during fiscal 2001 (compared with fiscal 2000), consolidated earnings, at $1.61 per share, were up nearly 18% over fiscal 2000 earnings of $1.37 per share. The $.24 per share increase in fiscal 2001 earnings versus fiscal 2000 was primarily due to the benefit of the colder weather experienced during 2001. This benefit was partially offset by higher expenses resulting from high wholesale natural gas prices during fiscal 2001. These included a higher provision for uncollectible accounts and higher carrying costs reflecting the interest and other costs incurred by Laclede Gas from the date it purchased gas in the wholesale market to the time it received payment from its customers. Laclede Gas does not benefit from higher wholesale natural gas prices, which are set in a competitive national market, but passes its actual purchased gas costs through to customers. In addition to the increased costs related to the high wholesale gas prices, fiscal 2001 expenses were higher, when compared with fiscal 2000, due to higher pension costs, expenses related to the formation of the holding company, and other increased costs of doing business.

Operating Revenues

Regulated operating revenues for fiscal year 2002 decreased $331.1 million, or 35.9%, below fiscal 2001, reflecting both the return to a more traditional level of wholesale gas prices and a weather-related reduction in natural gas sales. Wholesale natural gas prices are passed on to Utility customers, subject to prudence review, under the Purchased Gas Adjustment (PGA) Clause. The decrease in operating revenues was primarily comprised of lower wholesale natural gas costs of $228.2 million and lower natural gas sales levels and other variations of $125.3 million. These factors were slightly offset by the benefit of the Utility's general rate increase, implemented December 1, 2001, amounting to $9.2 million, and higher off-system sales, capacity release and incentive revenues of $13.2 million.

Fiscal 2001 regulated operating revenues increased $394.0 million, or 74.4%, above fiscal 2000 primarily due to higher wholesale gas costs of $317.3 million (reflecting an unprecedented rise in market prices during the fiscal 2001 winter), higher gas sales volumes and other variations amounting to $83.0 million, and the remaining effect of the Laclede Gas 1999 general rate increase of $3.6 million. These factors were slightly offset by lower off-system sales and incentive revenues of $9.9 million.

Total therms sold and transported in 2002 were 1.06 billion compared with 1.12 billion in 2001 and 1.04 billion in 2000.

Laclede Group's non-regulated operating revenues increased $94.1 million in fiscal 2002 reflecting revenues recorded this year by its newly-acquired subsidiary, SM&P. Other non-regulated operating revenues decreased $9.8 million in fiscal 2002 (from fiscal 2001), and increased $42.0 million in fiscal 2001 (from fiscal 2000), primarily due to variations in gas marketing sales by Laclede Energy Resources, Inc.

Operating Expenses

Regulated operating expenses in fiscal 2002 decreased $316.0 million, or 37.1%, from fiscal 2001. Natural and propane gas expense decreased $300.0 million primarily due to decreased rates charged by suppliers and lower volumes purchased for sendout due to the warmer weather, partially offset by higher off-system gas expense. Other operation and maintenance expenses increased $2.7 million, or 2.2%, primarily due to higher group insurance charges, higher wage rates, increased insurance premiums, lower net pension credits, and costs to remove retired utility plant. These factors were partially offset by a lower provision for uncollectible accounts and reduced distribution and maintenance charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of lower depreciation rates instituted December 1, 2001, and negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). These effects were partially offset by increased depreciable property. Taxes, other than income, decreased $16.7 million, or 25.7%, primarily due to lower gross receipts taxes, reflecting the decreased revenues.

Regulated operating expenses in fiscal 2001 increased $384.7 million, or 82.3%, from fiscal 2000. Natural and propane gas expense increased $345.3 million in fiscal 2001 from fiscal 2000 primarily due to nationwide increases in natural gas rates charged by our suppliers and higher volumes purchased for sendout arising from the colder weather, the effects of which were slightly offset by lower off-system sales gas expense. Other operation and maintenance expenses in 2001 increased $15.7 million, or 14.8%, over 2000 primarily due to increased net pension costs, a higher provision for uncollectible accounts, increased distribution and maintenance costs, higher wage rates, and other increases in the costs of doing business. Depreciation and amortization expense in 2001 increased $1.5 million, or 6.2%, primarily due to additional depreciable property. Taxes, other than income taxes, increased $22.3 million in 2001 compared with 2000. The increase was principally attributable to higher gross receipts taxes, reflecting increased gas sales revenues.

Laclede Group's non-regulated operating expenses increased $90.8 million in fiscal 2002 due to the operating expenses of SM&P. Other non-regulated operating expenses decreased $9.1 million in fiscal 2002 (compared with 2001), and increased $42.3 million in fiscal 2001 (compared with 2000) primarily due to variations in expenses associated with gas marketing sales by Laclede Energy Resources, Inc.

Other Income and Income Deductions – Net

Other income and income deductions – net decreased $.7 million in fiscal 2002 (compared with fiscal 2001), and increased $.7 million in fiscal 2001 (compared with fiscal 2000). The variations for both periods primarily reflect higher interest income recorded in fiscal 2001, partially offset by expenses related to the holding company formation and strategic planning initiatives also recorded in that same year.

Interest Charges

Interest expense decreased $2.6 million, or 9.2%, in fiscal 2002 (compared with fiscal 2001) primarily due to decreased short-term interest expense (reflecting lower rates and reduced average borrowings), partially offset by higher interest on long-term debt resulting from the issuance of $50 million of 6 5/8% first mortgage bonds in June 2001 and interest charges related to the bank note used to finance the acquisition of SM&P.

Interest expense increased $4.4 million, or 18.5%, in fiscal 2001 (compared with fiscal 2000) primarily due to the issuance of $30 million of 7.90% first mortgage bonds in September 2000, the issuance of $50 million of 6 5/8% first mortgage bonds in June 2001, and increased short-term interest expense (reflecting the net effect of higher average borrowings and lower rates).

Income Taxes

The variations in income taxes for all periods reported are primarily due to changes in pre-tax income.

Labor Agreement

On July 30, 2000, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement that was to expire July 31, 2000. The new contract extends through July 31, 2004. The settlement resulted in wage increases of 2.75% in all four years, along with lump-sum payment provisions and other benefit improvements.

Recent Developments

In November 2002, SM&P was notified by two customers that, due to actions they have taken to address workforce management issues, they do not intend to continue to outsource certain functions at this time, which include locating services provided by SM&P after February and March 2003. Revenue from these customers totaled approximately $45 million, or approximately 48% of SM&P's revenues and 6% of Laclede Group's consolidated revenues, for fiscal 2002. Management is currently evaluating the impact of this development on the financial position and results of operations of the Company.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas, some of which are still pending.

On January 25, 2002, Laclede filed a request with the Missouri Public Service Commission (MoPSC or Commission) for a general rate increase of $36.1 million annually to recover costs related to the operation of its gas distribution system. As part of this rate increase filing, the Utility proposed a weather mitigation plan that would protect its customers from weather-related fluctuations in their bills and help stabilize its annual revenues in that regard. On October 3, 2002, the Commission approved a settlement reached among the parties to the case. The terms of the settlement include (1) an annual rate increase of $14 million effective on November 9, 2002; (2) a moratorium on additional rate filings until March 1, 2004; and (3) an innovative rate design that is expected to provide the Utility with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. The settlement also provided for, among other things, changes resulting in negative amortization of the depreciation reserve of $3.4 million annually effective from July 1, 2002 until the Utility's next rate case proceeding, minor changes in depreciation rates effective January 1, 2003, and changes in the regulatory treatment of pension costs primarily designed to stabilize such costs, effective during fiscal 2003. Also approved was an incentive program beginning in fiscal 2003 under which the Utility may achieve, under specific conditions, income related to management of its gas supply commodity costs.

On March 8, 2002, Laclede Gas filed an application requesting that the MoPSC issue an Accounting Authority Order (AAO) that would allow Laclede Gas to defer for future recovery consideration unrecovered costs due solely to the negative impact of the extraordinarily warm weather experienced in the Utility's service area during the winter of 2001-2002. Laclede Gas has filed to withdraw its application in conjunction with the 2002 rate case settlement.

On May 18, 2001, Laclede Gas filed a request with the Missouri Public Service Commission for a general rate increase of $39.8 million annually to recover costs related to the operation of its distribution system. This filing culminated in a settlement among the parties to the case, which was approved by the Commission on November 29, 2001. The settlement provided Laclede Gas an annual increase of about $12 million effective December 1, 2001. Additionally, effective on December 1, 2001 Laclede Gas was permitted to charge customers $36 to cover the cost of initiating service at a particular address. This new charge was anticipated to generate additional revenue of approximately $3 million annually. The settlement also provided for the continued deferral of certain costs related to the Laclede Gas pipe replacement program as well as recovery of costs previously deferred under that program. The cost of removing retired utility plant is treated as an expense pursuant to this settlement, rather than being included in depreciation rates. However, Laclede Gas will continue to pursue a reversal of the Commission's treatment of depreciation rates in the courts as discussed in greater detail below. As part of the settlement, Laclede Gas agreed to implement the terms of a rulemaking promulgated by the Commission on November 8, 2001, that relaxed the requirements for the fiscal 2002 heating season for reinstatement of certain customers who had been disconnected for nonpayment. The settlement provides for a recovery mechanism under which Laclede Gas will be reimbursed for any incremental costs associated with the new rule. Finally, under the terms of the agreement, Laclede Gas continues to be permitted to retain all income resulting from sales made outside its traditional service area, and is permitted to retain all income from releases of available pipeline capacity.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. On April 29, 2002, the Court ruled that the MoPSC's second order was lawful and reasonable. On June 7, 2002, Laclede Gas appealed the Circuit

Court's decision to the Missouri Western District Court of Appeals. All briefs to the Court of Appeals have been submitted and oral arguments have been scheduled for December 2002.

Under the GSIP of Laclede Gas, the Utility shared with its customers certain gains and losses related to the acquisition and management of its gas supply assets. In fiscal 2001, the GSIP contributed $.29 per share to consolidated earnings. The provisions of the GSIP extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. On February 19, 2002, the MoPSC denied Laclede Gas' application for rehearing. Laclede Gas filed a petition for judicial review of the MoPSC's decision with the Cole County Circuit Court, together with a motion requesting that the MoPSC's decision be stayed. The request for stay was denied on May 13, 2002. The petition for judicial review is still pending. However, pursuant to the 2001 rate case settlement approved by the MoPSC in November 2001, and consistent with the 2002 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001, which previously was shared with customers under the GSIP. Laclede Gas continues to retain all income resulting from sales outside of its traditional service area, as previously authorized by the MoPSC. However, Laclede Gas was not able to retain any of the savings it obtains relative to gas supply costs or any savings it obtains from pipeline discounts. Income related to releases of available pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions. See Note 5 for more information on the GSIP.

The Price Stabilization Program (PSP) authorized Laclede Gas to purchase certain financial instruments in an effort to hedge against significant increases in the cost of natural gas. The cost of such financial instruments, however, like the cost of natural gas itself, increased significantly during fiscal 2001. As a result, the MoPSC granted the request of Laclede Gas to reduce the amount of natural gas purchases required to be covered by such financial instruments for that heating season. In February 2001, the MoPSC approved modifications to the PSP, including a provision that $4 million in supplemental funding be added to the PSP for the purchase of financial instruments for the fiscal 2002 heating season. Concurrently, Laclede Gas relinquished a claim on $4 million arising from gains realized from the purchase and sale of such instruments during the fiscal 2001 heating season and offered to utilize a similar amount to provide for future funding for such instruments in the event the program was allowed to continue. The MoPSC also approved modifications to the PSP to reduce the fiscal 2002 percentage of gas requirements to be covered by the PSP. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time the Utility recorded nearly $4.9 million of pre-tax income produced through the program.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow the approximately $4.9 million of pre-tax income achieved under the PSP. Laclede Gas believes that Staff's position lacks merit and continues to vigorously oppose the adjustment in a proceeding before the MoPSC, the hearing for which is currently scheduled to occur in February 2003. Regulatory proceeding results are uncertain, and to the extent that a final Commission decision sustains Staff's recommended disallowance, the outcome of the proceeding could have a material effect on the future financial position and results of operations of Laclede Gas. Missouri statutes provide an opportunity for court review of Commission decisions.

The PGA clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Previously, the Commission allowed two scheduled PGA filings each year, one for the summer months and another for the winter period, plus one unscheduled winter filing if certain conditions were met. The significant fluctuations in natural gas prices during fiscal 2001 necessitated additional unscheduled filings, which were approved by the MoPSC, to better match customer billings with market natural gas prices. In February 2002, the MoPSC approved Laclede Gas' proposal to revise its PGA clause to adjust the gas cost component of its rates more frequently to recover its costs. The new approved tariffs allow scheduled gas cost adjustments in November, January, March and June, thereby enabling Laclede Gas to more closely recover its costs of gas, especially during the high-volume winter months. As part of the same ruling, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the PSP) are gas costs recoverable through the PGA mechanism.

On March 15, 2002, the Staff of the MoPSC recommended in a proceeding to review Laclede Gas' gas costs for fiscal 2000 to disallow the recovery of approximately $2.6 million in gas costs. The alleged grounds were that Laclede Gas had slightly more transportation capacity than necessary to serve its customers. The Utility demonstrated to the Staff the appropriateness of the then-current level of transportation capacity. On May 9, 2002, the Staff revised its recommendation to withdraw the $2.6 million proposed disallowance.

On May 31, 2002, the Staff of the Commission filed a Motion to Investigate Laclede Gas Company's alleged transfer of its gas supply function to Laclede Energy Services, Inc. (LES), a subsidiary of Laclede Group, and such action's ramifications, including whether such alleged transfer required Commission approval or was otherwise lawful. On June 10, 2002, Laclede Gas responded, pointing out that it had not transferred its gas supply functions to LES but had instead delegated six employees to LES with responsibility for performing various gas supply administrative duties, many of which had been performed in prior years by an outside party. Laclede Gas remains primarily responsible for the gas supply function. Laclede Gas urged the Commission to deny Staff's Motion on this and other grounds. The Commission concluded that a case should be established to investigate the issues raised by the Staff. The Commission also ordered the Staff to file a status report regarding progress of the investigation and Laclede Gas to file any responses to the Staff's status report. Laclede Gas believes its actions comply with applicable law and intends to vigorously defend its position. The outcome of any regulatory proceeding is uncertain. However, Laclede Gas does not believe that the eventual outcome of the case will have a material effect on the financial results of Laclede Gas.

On July 29, 2002, Laclede Gas filed a proposed Catch-Up/Keep-Up Program with the MoPSC that would permit the Company to use a portion of the savings from its negotiated pipeline discounts to fund a low-income energy assistance program. Pursuant to, and among revisions to the Program filed by the Utility on September 23, 2002, the amount of discount savings that could be used for this purpose would be limited to $6 million per year. In response to certain objections filed by the MoPSC Staff and Missouri Office of the Public Counsel, the Commission has suspended the tariffs implementing the Program and scheduled a prehearing conference that occurred on October 23, 2002. Evidentiary hearings are scheduled for early December, 2002.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied at the beginning of fiscal 2003. The Company had adopted the provisions of SFAS No. 141 with the acquisition of SM&P. As required by SFAS No. 141, the goodwill for SM&P is being accounted for consistent with the provisions of SFAS No. 142. The adoption of SFAS Nos. 141 and 142 did not have a material effect on the financial position and results of operations of Laclede Group.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for fiscal 2003. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The effect of the adoption of this Statement on October 1, 2002, did not have a material effect on the financial position and results of operations of Laclede Group.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. This Statement is effective for fiscal 2003. Adoption of this Statement is not expected to have a material effect on the financial position and results of operations of Laclede Group.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the financial position or results of operations of Laclede Group.

In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses is not expected to have a material effect on the financial position or results of operations of Laclede Group.

INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2002, credit ratings for outstanding securities for Laclede Group and Laclede Gas issues were as follows:

Type of Facility	*S&P*	*Moody's*	*Fitch*
Laclede Group Corporate Rating	A+		
Laclede Gas First Mortgage Bonds	A+	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	

On April 24, 2002, Standard & Poor's (S&P) downgraded the rating for Laclede Gas' First Mortgage Bonds from AA- to A+, and also downgraded the commercial paper rating from A-1+ to A-1. S&P cited bondholder protection parameters that have eroded due to several successive warmer-than-normal winters and increasing debt leverage as reasons for the downgrade. S&P ratings outlook is currently stable.

Moody's Investors Service (Moody's) downgraded Laclede Gas' First Mortgage Bonds from Aa3 to A1 on May 2, 2002. Moody's cited concerns regarding Laclede's weakened credit measures due to increased earnings pressure and near-term regulatory risk. On August 6, 2002, Moody's announced additional downgrades, as the Laclede Gas' First Mortgage Bonds were lowered from A1 to A3 and its commercial paper rating was lowered from P-1 to P-2. The outlook indication from Moody's is now stable. Moody's cited Laclede Gas' declining debt protection measures and the continuing sensitivity of its earnings and cash flow to weather fluctuations in the absence of regulatory relief for warmer-than-normal winters, as well as other pending regulatory matters. Moody's indicated that it would review the potential impact of pending regulatory decisions as they occur.

Ratings from Fitch Ratings remained unchanged from the past year. However, on October 8, 2002, Fitch Ratings revised the rating outlook from stable to negative, citing recent deterioration in consolidated credit measures.

Despite these recent downgrades, the Company's ratings remain investment grade, and the Company believes that it will have adequate access to the markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from the operations of Laclede Gas, net of dividend payments, has generally provided the principal liquidity to meet operating requirements and to fund the majority of its construction program. Any remaining funding requirements for construction or other needs have been provided by long-term and short-term financing. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions, and other factors. Short-term financing is used to meet seasonal cash requirements and/or to defer long-term financing until market conditions are favorable.

Short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

During the fiscal year 2002 heating season, Laclede Gas had lines of credit in place of up to $170 million. Laclede Gas sold commercial paper aggregating to a maximum of $139.7 million at any one time during the fiscal year, but did not borrow from the banks under the aforementioned agreements. At this writing, Laclede Gas has aggregate lines of credit totaling $230 million. Short-term commercial paper borrowings outstanding at September 30, 2002, were $118.9 million at a weighted average interest rate of 1.9%. Based on short-term borrowings at September 30, 2002, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $1.2 million on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On September 30, 2002, total debt was 60% of total capitalization.

On June 26, 2001, Laclede Gas issued $50 million of first mortgage bonds with an interest rate of 6 5/8% at an overall cost of 6.968%. The bonds were dated June 15, 2001, and mature June 15, 2016. The proceeds were used to repay short-term debt. The bonds were rated AAA by Standard & Poor's and Fitch Ratings and Aaa by Moody's in consideration of insurance issued by Ambac Assurance covering the timely payment of the principal of, and interest on, the bonds. These ratings apply only to these insured bonds, and not to the other outstanding uninsured bonds of Laclede Gas. These bonds were issued under Laclede Gas' shelf registration statement on Form S-3 and MoPSC authorization obtained in 2000. Of the $350 million of securities originally registered under this S-3, $270 million of debt securities remained registered and unissued as of September 30, 2002. The amount, timing and type of securities remaining to be issued under the shelf registration will depend on cash requirements and market conditions.

At September 30, 2002, Laclede Gas had fixed-rate long-term debt, including current portion, totaling $285 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Short-term cash requirements outside of Laclede Gas have been met thus far with internally-generated funds. However, Laclede Group has put into place a working capital line of credit for $20 million, expiring in June 2003, to meet short-term funding needs of its non-utility subsidiaries. While this line has not been used to date, it is expected to be used for seasonal needs of the various subsidiaries from time to time throughout the year. At September 30, 2002, Laclede Group had a bank note in the amount of $42.8 million related to the acquisition of SM&P. The weighted average interest rate during fiscal 2002 was 2.7%.

On April 22, 2002, Laclede Group filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) in connection with the sale of up to $500 million of equity securities, other than preferred stock, and debt securities. This registration statement became effective on May 6, 2002. The amount, timing and type of financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Certain of the Company's credit facilities include rating triggers which would trigger default in the event that the Company's ratings fall below a specified level. These triggers apply specifically to the $42.8 million outstanding bank loan which was used to acquire SM&P and the $20 million working capital line of credit (none of such line of credit has been employed at this writing). Both the bank loan and the line of credit were obtained from U. S. Bank National Association, and include interest rates at the lower of a rate indexed to LIBOR, or Prime. The applicable rating triggers are a rating on Laclede Gas Company's senior secured debt of no lower than A3 (Moody's) or A- (S&P). Therefore, these triggers would take effect in the event of a downgrade of three notches from the current level by S&P or of one notch by Moody's.

Construction expenditures for utility purposes were $48.8 million in fiscal 2002 compared with $47.0 million in fiscal 2001 and $51.6 million in fiscal 2000. Laclede Gas expects fiscal 2003 utility construction expenditures to approximate $53 million. Non-regulated construction expenditures for fiscal 2002 were $4.2 million, and are estimated at approximately $.5 million in fiscal 2003.

SM&P has several operating leases, the aggregate annual cost of which is approximately $8 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees will not exceed $15 million.

During fiscal 2002, Laclede Group issued guarantees totaling $9.0 million for performance and payment of certain gas supply purchases by Laclede Energy Resources, Inc. (its non-regulated marketing affiliate).

Consolidated capitalization at September 30, 2002, consisted of 52.3% common stock equity, .2% preferred stock and 47.5% long-term debt.

The ratio of earnings to fixed charges was 2.2 for 2002, 2.6 for 2001 and 2.6 for 2000.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

MARKET RISK

The management of Laclede Gas has adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments (except as provided for previously under the PSP) are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any earnings impact as a result of the use of these financial instruments. At September 30, 2002, the Utility held approximately 15 million MmBtu of futures contracts at an average price of $3.83 per MmBtu. Additionally, approximately 12 million MmBtu of price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2003.

In the course of its business, Laclede Group's non-regulated marketing affiliate, Laclede Energy Resources, Inc. (LER), enters into fixed price commitments for the sale of natural gas to customers. LER manages the price risk associated with these sales by closely matching the purchases of physical supplies at fixed prices to lock in margins. At September 30, 2002, LER's open positions were not material to Laclede Group's financial position or results of operations.

ENVIRONMENTAL MATTERS

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are nearing completion. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.3 million. As of September 30, 2002, Laclede Gas has paid or reserved for these actions. If regulators require additional actions, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is presently meeting with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $629,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is included in Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site previously operated but no longer owned by Laclede Gas may contain gas plant waste that may require remediation. Laclede Gas is working to determine the nature and extent of such waste, if any, and its responsibility, if any, for any remediation costs.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and they may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

Consolidated Financial Data

(Thousands, Except Per Share Amounts)

Fiscal Years Ended September 30	2002	2001	2000
SUMMARY OF OPERATIONS			
Operating Revenues:			
Regulated			
Gas distribution	**$ 592,097**	$ 923,242	$ 529,250
Non-Regulated			
Services	**94,116**	—	—
Other	**69,026**	78,867	36,878
Total operating revenues	**755,239**	1,002,109	566,128
Operating Expenses:			
Regulated			
Natural and propane gas	**340,045**	640,006	294,717
Other operation expenses	**106,027**	101,915	86,970
Maintenance	**17,813**	19,262	18,556
Depreciation and amortization	**24,215**	26,193	24,672
Taxes, other than income taxes	**48,342**	65,062	42,788
Total regulated operating expenses	**536,442**	852,438	467,703
Non-Regulated			
Services	**90,771**	—	—
Other	**68,264**	77,346	35,082
Total operating expenses	**695,477**	929,784	502,785
Operating Income	**59,762**	72,325	63,343
Allowance for Funds Used During Construction	**(149)**	749	397
Other Income and Income Deductions – Net	**827**	668	338
Income Before Interest and Income Taxes	**60,440**	73,742	64,078
Interest Charges:			
Interest on long-term debt	**20,820**	18,372	15,164
Other interest charges	**4,989**	10,067	8,844
Total interest charges	**25,809**	28,439	24,008
Income Before Income Taxes	**34,631**	45,303	40,070
Income Taxes	**12,247**	14,831	14,105
Dividends on Redeemable Preferred Stock – Laclede Gas	**68**	87	93
Net Income Applicable to Common Stock	**$ 22,316**	$ 30,385	$ 25,872
Earnings Per Share of Common Stock	**$1.18**	$1.61	$1.37
Dividends Declared – Common Stock	**$ 25,311**	$ 25,296	$ 25,297
Dividends Declared Per Share of Common Stock	**$1.34**	$1.34	$1.34
UTILITY PLANT			
Gross Plant – End of Period	**$ 988,747**	$ 949,775	$ 915,998
Net Plant – End of Period	**594,376**	569,640	545,715
Construction Expenditures	**48,765**	46,952	51,635
Property Retirements	**9,769**	13,141	6,663
GOODWILL	**27,455**	—	—
OTHER PROPERTY AND INVESTMENTS	**46,986**	32,893	29,664
TOTAL ASSETS	**$1,081,873**	$ 975,910	$ 931,740
CAPITALIZATION – END OF PERIOD			
Common Stock and Paid-In Capital	**$ 83,588**	$ 106,590	$ 106,579
Retained Earnings	**202,517**	205,512	200,423
Accumulated Other Comprehensive Income (Loss)	**(339)**	—	—
Treasury Stock	**—**	(24,017)	(24,017)
Common stock equity	**285,766**	288,085	282,985
Redeemable Preferred Stock – Laclede Gas	**1,266**	1,588	1,763
Long-Term Debt	**259,545**	284,459	234,408
Total capitalization	**$ 546,577**	$ 574,132	$ 519,156
Shares of Common Stock Outstanding – End of Period	**18,921**	18,878	18,878
Book Value Per Share	**$15.10**	$15.26	$14.99

1999	1998	1997	1996	1995	1994	1993	1992
$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917	$ 523,866	$ 503,948	$ 418,189
—	—	—	—	—	—	—	—
18,287	14,614	12,898	36,722	3,491	4,411	2,971	2,682
491,318	561,843	615,730	593,178	435,408	528,277	506,919	420,871
246,294	311,759	353,809	316,477	221,423	308,515	291,057	235,561
83,661	86,128	90,713	84,843	80,573	84,907	81,026	73,522
19,517	18,665	18,205	18,127	17,508	18,351	16,693	15,358
21,470	25,304	25,884	25,009	23,676	19,332	18,704	18,033
41,660	43,773	46,534	44,987	40,529	42,626	41,061	35,333
412,602	485,629	535,145	489,443	383,709	473,731	448,541	377,807
—	—	—	—	—	—	—	—
17,497	12,894	11,641	33,937	2,239	3,685	2,231	2,268
430,099	498,523	546,786	523,380	385,948	477,416	450,772	380,075
61,219	63,320	68,944	69,798	49,460	50,861	56,147	40,796
739	609	367	17	247	203	186	377
(942)	674	597	(647)	(150)	185	1,112	1,160
61,016	64,603	69,908	69,168	49,557	51,249	57,445	42,333
13,966	14,797	14,169	13,939	12,544	12,626	14,415	13,803
6,627	6,473	4,919	4,008	5,983	3,768	1,798	1,811
20,593	21,270	19,088	17,947	18,527	16,394	16,213	15,614
40,423	43,333	50,820	51,221	31,030	34,855	41,232	26,719
14,361	15,441	18,354	18,397	10,129	12,638	16,065	8,445
97	97	97	97	97	97	97	97
$ 25,965	$ 27,795	$ 32,369	$ 32,727	$ 20,804	$ 22,120	$ 25,070	$ 18,177
$1.43	$1.58	$1.84	$1.87	$1.27	$1.42	$1.61	$1.17
$ 24,459	$ 23,229	$ 22,825	$ 22,079	$ 20,538	$ 19,054	$ 18,938	$ 18,703
$1.34	$1.32	$1.30	$1.26	$1.24	$1.22	$1.21½	$1.20
$ 872,527	$ 833,685	$ 792,661	$ 780,001	$ 745,629	$ 709,563	$ 677,613	$ 643,587
517,635	490,585	467,573	452,165	434,336	411,677	390,826	367,287
48,698	47,254	42,842	41,267	45,847	39,193	40,880	44,660
8,190	6,205	6,241	6,506	9,199	6,757	6,135	5,693
—	—	—	—	—	—	—	—
27,866	33,834	29,724	24,265	22,744	22,956	22,668	20,923
$ 837,664	$ 777,291	$ 726,568	$ 695,204	$ 642,534	$ 613,799	$ 520,784	$ 475,662
$ 106,570	$ 82,460	$ 80,628	$ 80,628	$ 77,686	$ 45,638	$ 43,702	$ 43,702
199,848	198,342	193,776	184,232	173,584	173,318	170,252	164,120
(77)	—	—	—	—	—	—	—
(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)
282,324	256,785	250,387	240,843	227,253	194,939	189,937	183,805
1,923	1,960	1,960	1,960	1,960	1,960	1,960	1,960
204,323	179,238	154,413	179,346	154,279	154,211	165,745	146,640
$ 488,570	$ 437,983	$ 406,760	$ 422,149	$ 383,492	$ 351,110	$ 357,642	$ 332,405
18,878	17,628	17,558	17,558	17,420	15,670	15,586	15,586
$14.96	$14.57	$14.26	$13.72	$13.05	$12.44	$12.19	$11.79

Fiscal Years Ended September 30	2002	2001	2000
GAS DISTRIBUTION OPERATING REVENUES (Thousands):			
Residential	$ 387,594	$ 619,090	$ 346,159
Commercial and Industrial	142,259	250,741	123,578
Interruptible	1,769	3,063	1,922
Transportation	12,867	14,350	13,722
Off-System and Other Incentive	43,443	30,218	40,163
Exploration and Development	—	—	—
Provisions for Refunds and Other	4,165	5,780	3,706
Total utility operating revenues	$ 592,097	$ 923,242	$ 529,250
THERMS SOLD AND TRANSPORTED (Thousands):			
Residential	502,160	607,835	495,494
Commercial and Industrial	240,532	280,435	228,311
Interruptible	4,103	3,895	4,428
Transportation	174,354	181,454	187,866
System therms sold and transported	921,149	1,073,619	916,099
Off-System	139,305	45,041	119,053
Total therms sold and transported	1,060,454	1,118,660	1,035,152
CUSTOMERS – End of Period:			
Residential	588,630	584,269	586,783
Commercial and Industrial	39,842	39,264	39,419
Interruptible	14	15	14
Transportation	152	152	154
Total customers	628,638	623,700	626,370
AVERAGE USE AND REVENUE (Based on Average Monthly Use):			
Use Per Customer – Therms:			
Residential, without heat	307	348	316
Residential, with heat	849	1,028	843
Revenue Per Customer:			
Residential, without heat	$ 334.56	$ 455.16	$ 316.63
Residential, with heat	654.68	1,044.98	587.51
GAS STATISTICS (Millions of Therms):			
Produced	.1	10.3	.2
Natural Gas Purchased and Received for Transportation	949.5	1,116.0	939.1
Withdrawn from Storage	233.0	237.8	231.7
Total system receipts	1,182.6	1,364.1	1,171.0
Less:			
Used by Company	.6	1.1	.7
Delivered to Storage	238.3	253.6	234.0
Unaccounted For	22.6	35.8	20.2
System therms sold and transported	921.1	1,073.6	916.1
Peak Day System Sendout	8.6	9.8	8.4
Mean Temperature (F) on Peak Day	18°	8°	21°
Estimated System Sendout on Zero Day	10.8	10.9	11.1
Degree Days	3,959	5,102	3,933

1999	1998	1997	1996	1995	1994	1993	1992
$ 324,115	$ 365,768	$ 395,250	$ 376,818	$ 302,770	$ 363,058	$ 348,494	$ 281,325
112,890	132,504	152,222	145,466	109,270	142,042	136,462	117,744
1,808	2,254	2,098	2,035	1,655	1,966	2,455	2,684
14,132	12,734	13,042	15,375	13,211	14,898	11,437	12,431
16,216	29,852	34,288	11,640	—	—	—	—
—	—	1,273	856	1,447	1,600	1,488	1,392
3,870	4,117	4,659	4,266	3,564	302	3,612	2,613
$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917	$ 523,866	$ 503,948	$ 418,189
530,919	560,732	606,327	642,367	541,781	610,858	619,055	547,964
245,138	259,205	296,222	309,477	256,905	289,168	293,211	275,983
5,643	5,838	5,718	5,766	5,692	5,760	6,803	7,848
188,580	190,811	176,622	186,400	173,735	164,318	161,041	139,697
970,280	1,016,586	1,084,889	1,144,010	978,113	1,070,104	1,080,110	971,492
55,655	104,763	126,149	33,101	—	—	—	—
1,025,935	1,121,349	1,211,038	1,177,111	978,113	1,070,104	1,080,110	971,492
582,719	577,224	572,794	569,818	566,421	559,225	555,467	552,141
39,041	38,519	37,985	37,735	37,409	36,684	36,514	36,241
13	15	16	16	16	14	13	17
155	149	142	130	129	124	115	107
621,928	615,907	610,937	607,699	603,975	596,047	592,109	588,506
329	332	356	372	323	353	354	329
910	969	1,055	1,124	957	1,090	1,112	994
$ 294.35	$ 313.79	$ 328.10	$ 312.04	$ 271.46	$ 289.85	$ 281.67	$ 236.41
554.53	630.64	685.82	657.59	533.45	646.37	624.93	508.86
2.6	.3	7.5	7.9	.3	3.9	.3	.3
1,003.0	1,048.6	1,098.2	1,184.8	1,012.9	1,295.8	1,105.4	996.8
240.1	221.2	272.8	284.5	250.8	59.0	41.3	32.5
1,245.7	1,270.1	1,378.5	1,477.2	1,264.0	1,358.7	1,147.0	1,029.6
.9	.9	1.2	1.3	1.0	.9	.9	.6
250.0	234.3	267.6	300.9	258.1	256.9	40.0	34.7
24.5	18.3	24.8	31.0	26.8	30.8	26.0	22.8
970.3	1,016.6	1,084.9	1,144.0	978.1	1,070.1	1,080.1	971.5
10.5	8.8	10.8	11.7	9.4	11.1	9.0	9.1
3°	14°	0°	-3°	12°	-1°	11°	12°
11.3	11.4	11.4	11.2	11.2	11.1	11.1	11.1
4,140	4,404	4,953	4,880	4,005	4,694	4,838	4,083

Board of Directors

ANDREW B. CRAIG, III
Co-Founder and
Managing Director,
RiverVest Venture Partners
St. Louis
Venture capital firm

DR. HENRY GIVENS, JR.
President,
Harris-Stowe State College
St. Louis
Education

C. RAY HOLMAN
Chairman of the Board,
Mallinckrodt Inc. and
Senior Vice President,
Tyco International, Inc.
Exeter, NH
Health care and specialty products and other services

ROBERT C. JAUDES
Retired, Chairman of the Board
and Chief Executive Officer,
Laclede Gas Company

W. STEPHEN MARITZ
Chairman of the Board and
Chief Executive Officer,
Maritz, Inc.
St. Louis
Performance improvement, marketing research and travel services

WILLIAM E. NASSER
Chairman of the Board,
Enchira Biotechnology Corp.
Woodlands, Texas
Biotechnology for the refining and oil production industries

ROBERT P. STUPP
President and
Chief Executive Officer,
Stupp Bros., Inc.
St. Louis
Fabricators of iron and steel

MARY ANN VAN LOKEREN
Chairman of the Board and
Chief Executive Officer,
Krey Distributing Co.
St. Louis
Wholesaler of beverage products

DOUGLAS H. YAEGER
Chairman of the Board,
President and
Chief Executive Officer

Officers

THE LACLEDE GROUP

DOUGLAS H. YAEGER
Chairman of the Board,
President and
Chief Executive Officer

BARRY C. COOPER
Chief Financial Officer

RONALD L. KRUTZMAN
Treasurer and Assistant
Secretary

MARY CAOLA KULLMAN
Secretary

LACLEDE GAS COMPANY

DOUGLAS H. YAEGER
Chairman of the Board,
President and
Chief Executive Officer

KENNETH J. NEISES
Executive Vice President
Energy and Administrative
Services

JOHN MOTEN, JR.
Senior Vice President
Operations and Marketing

ROBERT E. SHIVELY
Senior Vice President
Business and Services
Development

BARRY C. COOPER
Chief Financial Officer

CRAIG R. HOEFERLIN
Vice President
Operations

PETER J. PALUMBO, JR.
Vice President
Industrial Relations

MICHAEL C. PENDERGAST
Vice President
Associate General Counsel

MICHAEL R. SPOTANSKI
Vice President
Finance

JAMES A. FALLERT
Controller

RONALD L. KRUTZMAN
Treasurer and Assistant
Secretary

MARY CAOLA KULLMAN
Secretary and Associate
General Counsel

PAUL B. HUNKER, JR.
Assistant Vice President
Associate General Counsel

STEVEN F. MATHEWS
Assistant Vice President
Gas Supply

R. LAWRENCE SHERWIN
Assistant Vice President
Regulatory Administration

RICHARD A. SKAU
Assistant Vice President
Human Resources

MARK D. WALTERMIRE
Assistant Vice President
Planning

LYNN D. RAWLINGS
Assistant Treasurer

SM&P UTILITY RESOURCES

DOUGLAS H. YAEGER
Chief Executive Officer

ROBERT E. SHIVELY
President

GARY A. CORZETT
Vice President
Midwest Operations

TIM C. GLASSON
Vice President
Southern Operations

JON WINTERS
Vice President
Quality Assurance

ANTHONY SINCERE
Vice President
Business Development

MARY CAOLA KULLMAN
Secretary

JAMES A. MUHL
Treasurer and Assistant Secretary

RONALD L. KRUTZMAN
Assistant Treasurer

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders of The Laclede Group will be held at Marriott's Pavilion Hotel, One Broadway, St. Louis, Missouri, 10 a.m. Thursday, January 30, 2003. In connection with this meeting, proxies will be solicited by the management of the Company. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed on or about December 24, 2002 to shareholders of record December 11, 2002.

10-K REPORT AVAILABLE

Shareholders may obtain a copy of the Company's current Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K by writing to the Secretary, The Laclede Group, 720 Olive Street, St. Louis, Missouri 63101.

Effective October 1, 2001, The Laclede Group became the parent of Laclede Gas Company. Accordingly, to the extent information in this Annual Report and the Form 10-K relates to the fiscal year ended September 30, 2001 and earlier, that information is reported for Laclede Gas Company and not The Laclede Group. There are no accounting differences between the financial statements presented in this Annual Report and those in the Form 10-K report, but the Form 10-K report does provide separate financial statements for Laclede Gas Company and certain supplemental information as required by SEC regulations.

EXECUTIVE OFFICES

720 Olive Street
St. Louis, Missouri 63101
Telephone: (314) 342-0500

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for The Laclede Group's common stock and Laclede Gas Company's preferred stock, series B and C, is:

UMB Bank National Association
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

$1 Par Common Stock listed on New York Stock Exchange

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company's Dividend Reinvestment and Stock Purchase Plan provides common shareholders the opportunity to purchase additional common stock by automatically reinvesting dividends and by making additional cash payments. Shareholders who are interested in obtaining more information, including an enrollment card, may write or call:

UMB Bank National Association
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

Common Stock Market and Dividend Information

	PRICE RANGE		DIVIDENDS
FISCAL 2002	(high)	(low)	DECLARED
1st Quarter	25.30	22.60	$.33½
2nd Quarter	24.90	22.00	$.33½
3rd Quarter	24.88	22.00	$.33½
4th Quarter	25.00	19.00	$.33½
FISCAL 2001			
1st Quarter	24.75	21.38	$.33½
2nd Quarter	24.63	21.25	$.33½
3rd Quarter	25.48	23.10	$.33½
4th Quarter	25.40	21.75	$.33½

The Laclede Group
720 Olive Street
Saint Louis, Missouri 63101

www.lacledegas.com